P.A.M. Transportation Services, Inc.
2002 Annual Report



MAY 2 2003



PTSI
Quality Transportation

P.A.M. Transportation Services, Inc. is a transportation holding company organized in June 1986 and conducts its truckload carrier operations through its wholly-owned subsidiaries, P.A.M. Transport, Inc., P.A.M. Dedicated Services, Inc., Choctaw Express, Inc., T.T.X., Inc., Allen Freight Services, Inc., Decker Transport Co. Inc., East Coast Transport and Logistics, LLC. and Transcend Logistics, Inc. The Company is headquartered and maintains its corporate and administrative offices in Tontitown, Arkansas.


OPERATING REVENUES
(Millions)
113
127
143
207
205
226
264
1996
1997
1998
1999
2000
2001
2002


NET INCOME
(Millions)
3.312
6.300
8.073
11.269
8.658
10.071
16.593
1996
1997
1998
1999
2000
2001
2002


EARNINGS PER SHARE
(Diluted)
0.44
0.76
0.96
1.33
1.02
1.18
1.55
1996
1997
1998
1999
2000
2001
2002


OPERATING RATIO
(Percentage)
91.5
89.3
88.1
88.2
90.5
90.6
88.8
1996
1997
1998
1999
2000
2001
2002

TO THE STOCKHOLDERS:

I take a great deal of pride and pleasure in presenting our 2002 Annual Report. Calendar year 2002 was a very trying year for the transportation industry as a whole. Due to the general disappointing state of the economic environment, many motor carriers were challenged to simply survive, unfortunately many were unable to do so. However, by every ascertainable standard, 2002 was a very successful year for the Company. That success reflects well of the 2,538 men and women that work for the Company and its subsidiaries. We are proud of all of our employees and are confident that each of them will continue to strive to build the kind of company of which you can be proud.

In spite of the economic landscape, the hard work of our employees resulted in several records and accomplishments during 2002. The Company revenue for 2002 was $264 million which represents a 16.9% increase over revenue for the year ending December 31, 2001. Increasing utilization of existing equipment by 4.0% and our continuous endeavor to drive down costs enabled income growth to out pace revenue growth by a considerable amount. Operating income and net income increased 39.4% and 64.8% respectively to $29.6 million and $16.6 million for the year. Earnings per share increased from $1.18 per share to $1.55 for 2002, even though the number of shares outstanding increased by 25.3%

Standing alone, the financial results of 2002 are a significant accomplishment. However, fiscal 2002 was just the latest accomplishment in a series of many years of continued growth in revenue and earnings for the Company. We have believed for years that if we continue to perform well within the transportation industry, that performance would eventually be recognized and rewards would follow. In 2002, that belief became a reality. During the year, the Company's stock price began to increase and the stock ultimately reached a price and interest level that made a follow-on stock offering possible. With a very successful stock sale completed, the Company was able to enjoy yet another milestone for the Company. With the equity funding and positive operating cash flows, the Company had $9.6 million of cash in excess of debt and could be debt-free at the conclusion of 2002 if the Company chose to be, an accomplishment of which very few in the public trucking sector can boast.

While 2002 was exciting and profitable, it is now nothing more than recent history. We cannot rest on our accomplishments of 2002, as we are well into 2003 and new challenges lie ahead. We are fortunate to have the financial strength, employee base and corporate resolve to manage these challenges but we cannot continue to face them alone. Our customers must all understand the reality of the cost increases we face. We must have our customer's cooperation to continue to offer the quality service we have provided thus far. We will always strive to deliver a quality service for the lowest practical cost.

Thank you for believing in the Company and we look forward to more successes together.

Sincerely,



Robert W. Weaver
President & Chief Executive Officer

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the Fiscal Year Ended December 31, 2002

or

[_] **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

Commission File No. 0-15057

P.A.M. TRANSPORTATION SERVICES, INC.
(Exact name of registrant as specified in its charter)

Delaware	71-0633135
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification no.)

Highway 412 West
P.O. Box 188
Tontitown, Arkansas 72770
(479) 361-9111
(Address of principal executive offices, including zip code, and telephone number, including area code)

Securities registered pursuant to section 12(b) of the Act: None

Securities registered pursuant to section 12(g) of the Act: Common Stock, $.01 par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X] No [_]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act).

Yes [X] No [_]

The aggregate market value of the common stock of the registrant held by non-affiliates of the registrant computed by reference to the average of the closing bid and asked prices of the common stock as of the last business day of the registrant's most recently completed second quarter was $158,673,196. Solely for the purposes of this response, executive officers, directors and beneficial owners of more than five percent of the registrant's common stock are considered the affiliates of the registrant at that date.

The number of shares outstanding of the issuer's common stock, as of February 28, 2003: 11,288,207 shares of $.01 par value common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for its Annual Meeting of Stockholders to be held in 2003 are incorporated by reference in answer to Part III of this report, with the exception of information regarding executive officers required under Item 10 of Part III, which information is included in Part I, Item 1.

This Report contains forward-looking statements, including statements about our operating and growth strategies, our expected financial position and operating results, industry trends, our capital expenditure and financing plans and similar matters. Such forward-looking statements are found throughout this Report, including under Item 1, Business, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, and Item 7A, Quantitative and Qualitative Disclosures About Market Risk. In those and other portions of this Report, the words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," "project" and similar expressions, as they relate to us, our management, and our industry are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. Actual results may differ materially. Some of the risks, uncertainties and assumptions about P.A.M. that may cause actual results to differ from these forward-looking statements are described under the headings "Business - Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Quantitative and Qualitative Disclosures About Market Risk."

All forward-looking statements attributable to us, or to persons acting on our behalf, are expressly qualified in their entirety by this cautionary statement.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this Report might not transpire.

Unless the context otherwise requires, all references in this Annual Report on Form 10-K to "P.A.M.," the "company," "we," "our," or "us" mean P.A.M. Transportation Services, Inc. and its subsidiaries.

PART I

Item 1. Business.

We are a truckload dry van carrier transporting general commodities throughout the continental United States, as well as in the Canadian provinces of Ontario and Quebec. We also provide transportation services in Mexico under agreements with Mexican carriers. Our freight consists primarily of automotive parts, consumer goods, such as general retail store merchandise, and manufactured goods, such as heating and air conditioning units.

P.A.M. Transportation Services, Inc. is a holding company organized under the laws of the State of Delaware in June 1986 which currently conducts operations through the following wholly owned subsidiaries: P.A.M. Transport, Inc. ("P.A.M. Transport"), P.A.M. Special Services, Inc., T.T.X., Inc., P.A.M. Dedicated Services, Inc., P.A.M. Logistics Services, Inc., Choctaw Express, Inc., Choctaw Brokerage, Inc., Transcend Logistics, Inc., Allen Freight Services, Inc. and Decker Transport Co., Inc. Our operating authorities are held by P.A.M. Transport, P.A.M. Dedicated Services, Inc., Choctaw Express, Inc., Choctaw Brokerage, Inc., Allen Freight Services, Inc., T.T.X., Inc., Decker Transport Co., Inc. and East Coast Transport and Logistics, LLC.

We are headquartered and maintain our primary terminal and maintenance facilities and our corporate and administrative offices in Tontitown, Arkansas, which is located in northwest Arkansas, a major center for the trucking industry and where the support services (including warranty repair services) for most major tractor and trailer equipment manufacturers are readily available.

Operations

Our business strategy focuses on the following elements:

Maintaining Dedicated Fleets and High Density Lanes. We strive to maximize utilization and increase revenue per tractor while minimizing our time and empty miles between loads. In this regard, we seek to provide dedicated equipment to our customers where possible and to concentrate our equipment in defined regions and disciplined traffic lanes. During 2002, approximately 83% of our operating revenues were generated through dedicated equipment and we maintained an empty mile factor of 4.0%. Dedicated fleets and high density lanes enable us to:

- maintain consistent equipment capacity;
- provide a high level of service to our customers, including time- sensitive delivery schedules;
- attract and retain drivers; and
- maintain a sound safety record as drivers travel familiar routes.

Providing Superior and Flexible Customer Service. Our wide range of services includes dedicated fleet services, just-in-time delivery, two-man driving teams, cross-docking and consolidation programs, specialized trailers, and Internet-based customer access to delivery status. These services, combined with a decentralized regional operating strategy, allow us to quickly and reliably respond to the diverse needs of our customers, and provide an advantage in securing new business. We also maintain ISO 9002 certification, which is required by many of our larger customers to ensure that their truckload carriers operate in accordance with approved quality assurance standards.

Many of our customers depend on us to make delivery on a "just-in-time" basis, meaning that parts or raw materials are scheduled for delivery as they are needed on the manufacturer's production line. The need for this service is a product of modern manufacturing and assembly methods that are designed to drastically decrease inventory levels and handling costs. Such requirements place a premium on the freight carrier's delivery performance and reliability. Approximately 83% of our deliveries to customers during 2002 were made on a just-in-time basis.

Employing Stringent Cost Controls. We focus intently on controlling our costs while not sacrificing customer service. We maintain this balance by scrutinizing all expenditures, minimizing non-driver personnel, operating a late-model fleet of tractors and trailers to minimize maintenance costs and enhance fuel efficiency, and adopting new technology only when proven and cost justified.

Making Strategic Acquisitions. We continually evaluate strategic acquisition opportunities, focusing on those that complement our existing business or that could profitably expand our business or services. Our operational integration strategy is to centralize administrative functions of acquired business at our headquarters, while maintaining the localized operations of acquired businesses. We believe that allowing acquired businesses to continue to operate under their pre-acquisition names and in their original regions allows such businesses to maintain driver loyalty and customer relationships.

Industry

The U.S. market for truck-based transportation services approximates $500 billion in annual revenue. We believe that truckload services, such as those we provide, include approximately $65 billion of for-hire revenues and $80 billion of private fleet revenue. The truckload industry is highly fragmented and is impacted by several economic and business factors, many of which are beyond the control of individual carriers. The state of the economy, coupled with equipment capacity levels, can impact freight rates. Volatility of various operating expenses, such as fuel and insurance, make the predictability of profit levels unclear. Availability, attraction, retention and compensation for drivers affect operating costs, as well as equipment utilization. In addition, the capital requirements for equipment, coupled with potential uncertainty of used equipment values, impact the ability of many carriers to expand their operations.

The current operating environment is characterized by the following:

- Freight rates have remained relatively stable despite the slowing economy, and the low level of truck orders may keep equipment capacity at a favorable position.

- Rising unemployment has benefited the trucking industry by making it easier to recruit new drivers.

- Price increases by insurance companies, rising fuel costs, and erosion of equipment values in the used truck market offset these positive industry trends.

- In the last two years, many less profitable or undercapitalized carriers have been forced to consolidate or to exit the industry.

Competition

The trucking industry is highly competitive. We compete primarily with other irregular route medium- to long-haul truckload carriers, with private carriage conducted by our existing and potential customers, and, to a lesser extent, with the railroads. Increased competition has resulted from deregulation of the trucking industry and has generally exerted downward pressure on prices. We compete on the basis of quality of service and delivery performance, as well as price. Many of the other irregular route long-haul truckload carriers have substantially greater financial resources, own more equipment or carry a larger total volume of freight.

Marketing and Major Customers

Our marketing emphasis is directed to that segment of the truckload market which is generally service-sensitive, as opposed to being solely price competitive. We seek to become a "core carrier" for our customers in order to maintain high utilization and capitalize on recurring revenue opportunities. Our marketing efforts are diversified and designed to gain access to dedicated fleet services (including those in Mexico and Canada), domestic regional freight traffic, and cross-docking and consolidation programs.

Our marketing efforts are conducted by a sales staff of six employees who are located in our major markets and supervised from our headquarters. These individuals emphasize profitability by maintaining an even flow of freight traffic (taking into account the balance between originations and destinations in a given geographical area) and high utilization, and minimizing movement of empty equipment.

Our five largest customers, for which we provide carrier services covering a number of geographic locations, accounted for approximately 55%, 59% and 74% of our total revenues in 2000, 2001 and 2002, respectively. General Motors Corporation accounted for approximately 33%, 40% and 56% of our revenues in 2000, 2001 and 2002, respectively.

We also provide transportation services to other manufacturers who are suppliers for automobile manufacturers. Approximately 50%, 55% and 68% of our revenues were derived from transportation services provided to the automobile industry during 2000, 2001 and 2002, respectively. This portion of our business, however, is spread over 16 assembly plants and 50 supplier/vendors located throughout North America, which we believe reduces the risk of a material loss of business.

Revenue Equipment

At December 31, 2002, we operated a fleet of 1,781 tractors and 3,973 trailers. We operate late-model, well-maintained premium tractors to help attract and retain drivers, promote safe operations, minimize maintenance and repair costs, and improve customer service by minimizing service interruptions caused by breakdowns. We evaluate our equipment decisions based on factors such as initial cost, useful life, warranty terms, expected maintenance costs, fuel economy, driver comfort, customer needs, manufacturer support, and resale value. Our current policy is to replace most of our tractors within 500,000 miles, which normally occurs 30 to 48 months after purchase. At December 31, 2002, 1,646 of our 1,781 tractors had guaranteed residual buy-back or trade-in values. The following table provides information regarding our tractor and trailer turnover and the age of our fleet over the past three years:

	2000	2001	2002
Tractors			
Additions	304	505	430
Deletions	359	258	309
End of year total	1,413	1,660	1,781
Average age at end of year (in years)	1.7	1.8	2.1
Trailers			
Additions	51	228	127
Deletions	138	55	86
End of year total	3,759	3,932	3,973
Average age at end of year (in years)	4.7	5.3	5.7

We historically have contracted with owner-operators to provide and operate a small portion of our tractor fleet. Owner-operators provide their own tractors and are responsible for all associated expenses, including financing costs, fuel, maintenance, insurance, and taxes. We believe that a combined fleet complements our recruiting efforts and offers greater flexibility in responding to fluctuations in shipper demand. At December 31, 2002 the Company's tractor fleet included 130 owner-operator tractors.

Technology

We have installed Qualcomm Omnitracs™ display units in all of our tractors. The Omnitracs system is a satellite-based global positioning and communications system that allows fleet managers to communicate directly with drivers. Drivers can provide location status and updates directly to our computer, saving telephone usage cost and increasing productivity and convenience. The Omnitracs system provides us with accurate estimated time of arrival information, which optimizes load selection and service levels to our customers. In order to optimize our tractor-to-trailer ratio, we have also installed Qualcomm TrailerTracs™ tracking units in all of our trailers. The TrailerTracs system is a tethered trailer tracking product that enables us to more efficiently track the location of all trailers in our inventory as they connect to and disconnect from Qualcomm-equipped tractors.

Our computer system manages the information provided by the Qualcomm devices to provide us real-time information regarding the location, status and load assignment of all of our equipment, which permits us to better meet delivery schedules, respond to customer inquiries and match equipment with the next available load. Our system also provides electronically to our customers real-time information regarding the status of freight shipments and anticipated arrival times. This system provides our customers flexibility and convenience by extending supply chain visibility through electronic data interchange, the Internet and e-mail.

Maintenance

We have a strictly enforced comprehensive preventive maintenance program for our tractors and trailers. Inspections and various levels of preventive maintenance are performed at set mileage intervals on both tractors and trailers. Although a significant portion of maintenance is performed at our primary maintenance facility in Tontitown, Arkansas, we have additional maintenance facilities in West Memphis, Arkansas; Jacksonville, Florida; Effingham, Illinois; Columbia, Mississippi; Springfield, Missouri; Riverdale, New Jersey; Warren and Willard, Ohio; Oklahoma City, Oklahoma; and El Paso, Irving and Laredo, Texas. These facilities enhance our preventive and routine maintenance operations and are strategically located on major transportation routes where a majority of our freight originates and terminates. A maintenance and safety inspection is performed on all vehicles each time they return to a terminal.

Our tractors carry full warranty coverage for at least three years or 350,000 miles. Extended warranties are negotiated with the tractor manufacturer and manufacturers of major components, such as engine, transmission and differential, for up to four years or 500,000 miles. Trailers are warranted by the manufacturer and major component manufacturers for up to five years.

Drivers

At December 31, 2002, we utilized 2,090 company drivers in our operations. We also had 130 owner-operators under contract compensated on a per mile basis. All of our drivers are recruited, screened, drug tested and trained and are subject to the control and supervision of our operations and safety departments. Our driver training program stresses the importance of safety and reliable, on-time delivery. Drivers are required to report to their driver managers daily and at the earliest possible moment when any condition en route occurs that might delay their scheduled delivery time.

In addition to strict application screening and drug testing, before being permitted to operate a vehicle our drivers must undergo classroom instruction on our policies and procedures, safety techniques as taught by the Smith System of Defensive Driving, and the proper operation of equipment, and must pass both written and road tests. Instruction in defensive driving and safety techniques continues after hiring, with seminars at our terminals in Tontitown, Arkansas; Jacksonville, Florida; Riverdale, New Jersey; Warren, Ohio; Oklahoma City, Oklahoma; and Irving, Texas. At December 31, 2002, we employed 62 persons on a full-time basis in our driver recruiting, training and safety instruction programs.

Our drivers are compensated on the basis of miles driven, loading and unloading, extra stops and layovers in transit. Drivers can earn bonuses by recruiting other qualified drivers who become employed by us and both cash and non-cash prizes are awarded for consecutive periods of safe, accident-free driving.

Intense competition in the trucking industry for qualified drivers over the last several years, along with difficulties and added expense in recruiting and retaining qualified drivers, has had a negative impact on the industry. Our operations have also been impacted and from time to time we have experienced under-utilization and increased expenses due to a shortage of qualified drivers. We place a high priority on the recruitment and retention of an adequate supply of qualified drivers.

Facilities

We are headquartered and maintain our primary terminal, maintenance facilities and corporate and administrative offices in Tontitown, Arkansas, which is located in northwest Arkansas, a major center for the trucking industry and where support services, including warranty repair services, for most major tractor and trailer equipment manufacturers are readily available. We also maintain dispatch offices at our headquarters in Tontitown, Arkansas, as well as at our offices in Jacksonville, Florida; Breese, Illinois; Columbia, Mississippi; Warren and Willard, Ohio; Oklahoma City, Oklahoma; Riverdale and Paulsboro, New Jersey; and Irving and Laredo, Texas. These regional dispatch offices facilitate communications with both our customers and drivers.

Internet Web Site

The Company maintains a web site where additional information concerning its business can be found. The address of that web site is www.pamt.com. The Company makes available free of charge on its Internet web site its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after it electronically files or furnishes such materials to the SEC.

Employees

At December 31, 2002, we employed 2,538 persons, of whom 2,090 were drivers, 143 were maintenance personnel, 148 were employed in operations, 29 were employed in marketing, 62 were employed in safety and personnel, and 66 were employed in general administration and accounting. None of our employees are represented by a collective bargaining unit and we believe that our employee relations are good.

Regulation

We are a common and contract motor carrier regulated by various federal and state agencies. We are subject to safety requirements prescribed by the U.S. Department of Transportation ("DOT"). Such matters as weight and dimension of equipment are also subject to federal and state regulations. All of our drivers are required to obtain national driver's licenses pursuant to the regulations promulgated by the DOT. Also, DOT regulations impose mandatory drug and alcohol testing of drivers. We believe that we are in compliance in all material respects with applicable regulatory requirements relating to our trucking business and operate with a "satisfactory" rating (the highest of three grading categories) from the DOT.

The trucking industry is subject to possible regulatory and legislative changes (such as increasingly stringent environmental, safety and security regulations and limits on vehicle weight and size) that may affect the economics of the industry by requiring changes in operating practices or by changing the demand for common or contract carrier services or the cost of providing truckload services. These types of future regulations could unfavorably affect our operations.

Executive Officers of the Registrant

Our executive officers are as follows:

Name	Age	Position with Company	Years of Service With P.A.M.
Robert W. Weaver	53	President and Chief Executive Officer	20
W. Clif Lawson	49	Executive Vice President and Chief Operating Officer	18
Larry J. Goddard	44	Vice President - Finance, Chief Financial Officer, Secretary and Treasurer	15

Each of our executive officers has held his present position with the company for at least the last five years. We have entered into employment agreements with our executive officers with terms extending through 2004.

Risk Factors

Set forth below and elsewhere in this Report and in other documents we file with the SEC are risks and uncertainties that could cause our actual results to differ materially from the results contemplated by the forward-looking statements contained in this Report.

Our business is subject to general economic and business factors that are largely out of our control, any of which could have a material adverse effect on our operating results.

Our business is dependent upon a number of factors that may have a material adverse effect on the results of our operations, many of which are beyond our control. These factors include significant increases or rapid fluctuations in fuel prices, excess capacity in the trucking industry, surpluses in the market for used equipment, interest rates, fuel taxes, license and registration fees, insurance premiums, self-insurance levels, and difficulty in attracting and retaining qualified drivers and independent contractors.

We are also affected by recessionary economic cycles and downturns in customers' business cycles, particularly in market segments and industries, such as the automotive industry, where we have a significant concentration of customers. Economic conditions may adversely affect our customers and their ability to pay for our services. It is not possible to predict the medium- or long-term effects of the September 11, 2001 terrorist attacks and subsequent events on the economy or on customer confidence in the United States, or the impact, if any, on our future results of operations.

We operate in a highly competitive and fragmented industry, and our business may suffer if we are unable to adequately address downward pricing pressures and other factors that may adversely affect our ability to compete with other carriers.

Numerous competitive factors could impair our ability to maintain our current profitability. These factors include the following:

- we compete with many other truckload carriers of varying sizes and, to a lesser extent, with less-than-truckload carriers and railroads, some of which have more equipment and greater capital resources than we do;
- some of our competitors periodically reduce their freight rates to gain business, especially during times of reduced growth rates in the economy, which may limit our ability to maintain or increase freight rates, maintain our margins or maintain significant growth in our business;
- many customers reduce the number of carriers they use by selecting so-called "core carriers" as approved service providers, and in some instances we may not be selected;
- many customers periodically accept bids from multiple carriers for their shipping needs, and this process may depress freight rates or result in the loss of some of our business to competitors;
- the trend toward consolidation in the trucking industry may create other large carriers with greater financial resources and other competitive advantages relating to their size and with whom we may have difficulty competing;
- advances in technology require increased investments to remain competitive, and our customers may not be willing to accept higher freight rates to cover the cost of these investments;
- competition from Internet-based and other logistics and freight brokerage companies may adversely affect our customer relationships and freight rates; and
- economies of scale that may be passed on to smaller carriers by procurement aggregation providers may improve their ability to compete with us.

We are highly dependent on our major customers, the loss of one or more of which could have a material adverse effect on our business.

A significant portion of our revenue is generated from our major customers. For 2002, our top five customers, based on revenue, accounted for approximately 74% of our revenue, and our largest customer, General Motors Corporation, accounted for approximately 56% of our revenue. We also provide transportation services to other manufacturers who are suppliers for automobile manufacturers. As a result, concentration of our business within the automobile industry is greater than the concentration in a single customer. Approximately 68% of our revenues for 2002 were derived from transportation services provided to the automobile industry.

Generally, we do not have long-term contractual relationships with our major customers, and we cannot assure that our customer relationships will continue as presently in effect. A reduction in or termination of our services by our major customers could have a material adverse effect on our business and operating results.

We may be unable to successfully integrate businesses we acquire into our operations.

Integrating businesses we acquire may involve unanticipated delays, costs or other operational or financial problems. Successful integration of the businesses we acquire depends on a number of factors, including our ability to transition acquired companies to our management information systems. In integrating businesses we acquire, we may not achieve expected economies of scale or profitability or realize sufficient revenues to justify our investment. We also face the risk that an unexpected problem at one of the companies we acquire will require substantial time and attention from senior management, diverting management's attention from other aspects of our business. We cannot be certain that our management and operational controls will be able to support us as we grow.

Difficulty in attracting drivers could affect our profitability and ability to grow.

Periodically, the transportation industry experiences difficulty in attracting and retaining qualified drivers, including independent contractors, resulting in intense competition for drivers. We have from time to time experienced under-utilization and increased expenses due to a shortage of qualified drivers. If we are unable to continue to attract drivers and contract with independent contractors, we could be required to adjust our driver compensation package or let trucks sit idle, which could adversely affect our growth and profitability.

If we are unable to retain our key employees, our business, financial condition and results of operations could be harmed.

We are highly dependent upon the services of the following key employees: Robert W. Weaver, our President and Chief Executive Officer; W. Clif Lawson, our Executive Vice President and Chief Operating Officer; and Larry J. Goddard, our Vice President and Chief Financial Officer. We do not maintain key-man life insurance on any of these executives. The loss of any of their services could have a material adverse effect on our operations and future profitability. We must continue to develop and retain a core group of managers if we are to realize our goal of expanding our operations and continuing our growth. We cannot assure that we will be able to do so.

Increased prices for new revenue equipment and decreases in the value of used revenue equipment may adversely affect our earnings and cash flows.

In the past, we have acquired new tractors and trailers at favorable prices and traded or disposed of them at prices significantly higher than current market values. There is currently a large supply of used tractors and trailers on the market, which has depressed the market value of used equipment to levels significantly below the values we historically received. In addition, some manufacturers have communicated their intention to raise the prices of new equipment. If either or both of these events occur, we may increase our depreciation expense or recognize less gain (or a loss) on the disposition of our tractors and trailers. This could adversely affect our earnings and cash flows.

We have significant ongoing capital requirements that could affect our profitability if we are unable to generate sufficient cash from operations.

The trucking industry is very capital intensive. If we are unable to generate sufficient cash from operations in the future, we may have to limit our growth, enter into financing arrangements, or operate our revenue equipment for longer periods, any of which could have a material adverse affect on our profitability.

Our operations are subject to various environmental laws and regulations, the violation of which could result in substantial fines or penalties.

We are subject to various environmental laws and regulations dealing with the handling of hazardous materials, underground fuel storage tanks, and discharge and retention of stormwater. We operate in industrial areas, where truck terminals and other industrial activities are located, and where groundwater or other forms of environmental contamination could occur. We also maintain bulk fuel storage and fuel islands at three of our facilities. Our operations involve the risks of fuel spillage or seepage, environmental damage, and hazardous waste disposal, among others. If we are involved in a spill or other accident involving hazardous substances, or if we are found to be in violation of applicable laws or regulations, it could have a materially adverse effect on our business and operating results. If we should fail to comply with applicable environmental regulations, we could be subject to substantial fines or penalties and to civil and criminal liability.

We operate in a highly regulated industry and increased costs of compliance with, or liability for violation of, existing or future regulations could have a material adverse effect on our business.

The U.S. Department of Transportation and various state agencies exercise broad powers over our business, generally governing such activities as authorization to engage in motor carrier operations, safety, and financial reporting. We may also become subject to new or more restrictive regulations relating to fuel emissions, drivers' hours in service, and ergonomics. Compliance with such regulations could substantially impair equipment productivity and increase our operating expenses.

Item 2. Properties.

Our executive offices and primary terminal facilities, which we own, are located in Tontitown, Arkansas. These facilities are located on approximately 49.3 acres and consist of 79,193 square feet of office space and maintenance and storage facilities. We are currently in the process of expanding this facility.

Our subsidiaries lease terminal facilities in West Memphis, Arkansas; Jacksonville, Florida; Springfield, Missouri; Riverdale and Paulsboro, New Jersey; Warren, Ohio; Oklahoma City, Oklahoma; and Laredo, and El Paso, Texas; our terminal facilities in Columbia, Mississippi; Irving, Texas; and Willard, Ohio are owned. The leased facilities are leased primarily on a month-to-month basis, and provide on-the-road maintenance and trailer drop and relay stations.

We also have access to trailer drop and relay stations in various locations across the country. We lease certain of these facilities on a month-to-month basis from an affiliate of our largest shareholder.

We believe that all of the properties that we own or lease are suitable for their purposes and adequate to meet our needs.

Item 3. Legal Proceedings.

On October 10, 2002, a suit was filed against one of the Company's subsidiaries and is entitled "The Official Committee of Unsecured Creditors of Bill's Dollar Stores, Inc. v. Allen Freight Services Co." The suit, which has been filed in the United States Bankruptcy Court for the District of Delaware, alleges preferential transfers of $660,055 were made to the defendant, Allen Freight Services Co., within the 90 day period preceding the bankruptcy petition date of Bill's Dollar Stores, Inc. The suit is currently in pretrial proceedings.

In addition to the specific legal action mentioned above, the nature of the our business routinely results in litigation, primarily involving claims for personal injuries and property damage incurred in the transportation of freight. We believe that all such routine litigation is adequately covered by insurance and that adverse results in one or more of those cases would not have a material adverse effect on our financial condition.

Item 4. Submission of Matters to a Vote of Security Holders.

No matters were submitted to a vote of our security holders during the fourth quarter ended December 31, 2002.

PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters.

Our common stock is traded on the Nasdaq National Market under the symbol PTSI. The following table sets forth, for the quarters indicated, the range of the high and low bid prices per share for our common stock as reported on the Nasdaq National Market. The bid prices in the tables below do not include retail mark-up, mark-down or commission.

Calendar Year Ended December 31, 2002

	High	Low
First Quarter	$26.00	$12.68
Second Quarter	27.55	22.25
Third Quarter	26.23	18.89
Fourth Quarter	26.30	18.15

Calendar Year Ended December 31, 2001

	High	Low
First Quarter	$ 9.84	$ 7.00
Second Quarter	10.00	5.88
Third Quarter	12.00	9.10
Fourth Quarter	12.85	8.60

As of February 28, 2003, there were approximately 220 holders of record of our common stock. We have not declared or paid any cash dividends on our common stock. The policy of our board of directors is to retain earnings for the expansion and development of our business. Future dividend policy and the payment of dividends, if any, will be determined by the board of directors in light of circumstances then existing, including our earnings, financial condition and other factors deemed relevant by the board.

Item 6. Selected Financial Data.

The following selected financial and operating data should be read in conjunction with the Consolidated Financial Statements and notes thereto included elsewhere in this Report.

	Year Ended December 31,				
	2002	2001	2000	1999	1998
	(in thousands, except per share amounts)				
Statement of operations data:					
Operating revenues	$ 264,012	$ 225,794	$ 205,245	$ 207,381	$ 143,164
Operating expenses:					
Salaries, wages and benefits	115,432	100,359	90,680	90,248	65,169
Operating supplies	51,161	43,289	37,728	35,246	26,511
Rent and purchased transportation	9,780	10,526	12,542	13,309	1,082
Depreciation and amortization	24,715	20,300	18,806	18,392	14,003
Operating taxes and licenses	13,467	11,936	11,140	11,334	8,388
Insurance and claims	12,786	10,202	8,674	7,945	6,069
Communications and utilities	2,284	2,320	2,234	2,365	1,583
Other	4,620	4,707	3,756	4,388	3,131
(Gain) loss on sale or disposal of property	127	886	285	(301)	168
Total operating expenses	234,372	204,525	185,845	182,926	126,104
Operating income	29,640	21,269	19,400	24,455	17,060
Interest expense	(1,985)	(4,477)	(5,048)	(5,650)	(3,830)
Other	-	-	-	-	1
Income before income taxes	27,655	16,792	14,352	18,805	13,231
Income taxes	11,062	6,721	5,694	7,536	5,158
Net income	$ 16,593	$ 10,071	$ 8,658	$ 11,269	$ 8,073
Earnings per common share:					
Basic	$ 1.56	$ 1.18	$ 1.02	$ 1.34	$ 0.97
Diluted	$ 1.55	$ 1.18	$ 1.02	$ 1.33	$ 0.96
Average common shares outstanding - Basic	10,669	8,522	8,455	8,393	8,306
Average common shares outstanding - Diluted(1)	10,715	8,550	8,518	8,488	8,444

(1) Diluted income per share for 2002, 2001, 2000, 1999 and 1998 assumes the exercise of stock options to purchase an aggregate of 86,324, 107,369, 208,602, 262,097 and 317,040 shares of common stock, respectively.

	At December 31,				
	2002	2001	2000	1999	1998
Balance Sheet Data:			(in thousands)		
Total Assets	$228,078	$182,516	$164,518	$168,961	$126,471
Long-term debt	20,175	47,023	42,073	55,617	44,816
Stockholders' equity	144,452	72,597	62,210	53,365	41,457

	Year Ended December 31,				
	2002	2001	2000	1999	1998
Operating Data:					
Operating ratio (1)	88.8%	90.6%	90.5%	88.2%	88.1%
Average number of truckloads per week	6,463	5,399	5,169	4,885	3,425
Average miles per trip	755	769	713	734	767
Total miles traveled (in thousands)	238,256	204,303	183,476	186,355	131,847
Average miles per tractor	136,772	131,554	128,936	128,966	125,569
Average revenue per tractor per day	$ 621	$ 591	$ 579	$ 570	$ 543
Average revenue per loaded mile	$ 1.15	$ 1.17	$ 1.18	$ 1.18	$ 1.15
Empty mile factor	4.0%	5.5%	5.6%	5.4%	5.5%
At end of period:					
Total company-owned/leased tractors	1,781(2)	1,660(3)	1,413(4)	1,468(5)	1,127(6)
Average age of all tractors (in years)	2.12	1.81	1.72	1.64	1.74
Total trailers	3,973	3,932	3,759	3,846(7)	2,784(8)
Average age of trailers (in years)	5.74	5.31	4.66	3.97	3.31
Number of employees	2,538	2,424	2,154	1,899	1,656

(1) Total operating expenses as a percentage of total operating revenues.
(2) Includes 130 owner operator tractors.
(3) Includes 135 owner operator tractors.
(4) Includes 117 owner operator tractors.
(5) Includes 148 owner operator tractors.
(6) Includes 94 owner operator tractors.
(7) Includes 21 trailers leased from an affiliate of our majority shareholder.
(8) Includes 46 trailers leased from an affiliate of our majority shareholder

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Critical Accounting Policies

The Company's significant accounting policies are described in Note 1 to the consolidated financial statements. The policies described below represent those that are broadly applicable to its operations and involve additional management judgment due to the sensitivity of the methods, assumptions and estimates necessary in determining the related amounts.

Accounts Receivable. We continuously monitor collections and payments from our customers, third party and vendor receivables and maintain a provision for estimated credit losses based upon our historical experience and any specific collection issues that we have identified. While such credit losses have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past.

Property, plant and equipment. Management must use its judgment in the selection of estimated useful lives and salvage values for purposes of depreciating tractors and trailers which do not have guaranteed residual values. Estimates of salvage value at the expected date of trade-in or sale are based on the expected market values of equipment at the time of disposal.

Self Insurance. The Company is self-insured for health and workers' compensation benefits up to certain stop-loss limits. Such costs are accrued based on known claims and an estimate of incurred, but not reported (IBNR) claims. IBNR claims are estimated using historical lag information and other data provided by claims administrators. This estimation process is subjective, and to the extent that future actual results differ from original estimates, adjustments to recorded accruals may be necessary.

Revenue Recognition. Revenue is recognized in full upon completion of delivery to the receivers location. For freight in transit at the end of a reporting period, the Company recognizes revenue prorata based on relative transit miles completed as a portion of the estimated total transit miles with estimated expenses recognized upon recognition of the related revenue.

Prepaid Tires. Tires purchased with revenue equipment are capitalized as a cost of the related equipment. Replacement tires are included in prepaid expenses and deposits and are amortized over a 24-month period. Substantially all tires are recapped with the cost of recapping expensed when incurred.

Results of Operations

The following table sets forth the percentage relationship of revenue and expense items to operating revenues for the periods indicated.

	Years Ended December 31,		
	2002	2001	2000
Operating revenues	100.0%	100.0%	100.0%
Operating expenses:			
Salaries, wages and benefits	43.7	44.4	44.2
Operating supplies	19.4	19.2	18.4
Rent and purchased transportation	3.7	4.7	6.1
Depreciation and amortization	9.4	9.0	9.2
Operating taxes and licenses	5.1	5.3	5.4
Insurance and claims	4.8	4.5	4.2
Communications and utilities	0.9	1.0	1.1
Other	1.7	2.1	1.8
(Gain) loss on sale or disposal of property	0.0	0.4	0.1
Total operating expenses	88.7	90.6	90.5
Operating income	11.3	9.4	9.5
Interest expense	(0.8)	(2.0)	(2.5)
Income before income taxes	10.5	7.4	7.0
Federal and state income taxes	4.2	3.0	2.8
Net income	6.3%	4.4%	4.2%

2002 Compared to 2001

For the year ended December 31, 2002, our revenues were $264.0 million as compared to $225.8 million for the year ended December 31, 2001. The increase was due to improved utilization of existing revenue equipment and an increase in the average number of tractors from 1,553 in 2001 to 1,742 in 2002. Improved utilization of existing revenue equipment resulted in a 5.1% increase in average revenue generated per tractor each work day from $591 in 2001 to $621 in 2002.

Salaries, wages and benefits decreased from 44.4% of revenues in 2001 to 43.7% of revenues in 2002. While total salaries and wages costs did increase during 2002, the increase in revenues caused these costs to continue at approximately the same percentage of revenue. The decrease, as a percent of revenues, relates to a decrease in the amount reserved for employee health claims incurred but not reported.

Rent and purchased transportation decreased from 4.7% of revenues in 2001 to 3.7% of revenues in 2002. The decrease relates primarily to a decrease in amounts paid to other transportation companies in the form of brokerage fees thereby resulting in a shift of costs for driver wages, fuel and equipment costs, although to a lesser extent, to the Company's other operating expense categories.

Depreciation and amortization increased from 9.0% of revenues in 2001 to 9.4% of revenues in 2002. The increase was primarily due to the combined effect of higher purchase prices for new equipment and lower guaranteed residual values offered by the manufacturer.

Insurance and claims increased from 4.5% of revenues in 2001 to 4.8% of revenues in 2002. The increase relates primarily to an increase in rates for auto liability insurance coverage.

Other expenses decreased from 2.1% of revenues in 2001 to 1.7% of revenues in 2002. The decrease relates primarily to the expiration of non-compete agreements with certain employees of a previously acquired company.

Interest expense decreased from 2.0% of revenues in 2001 to 0.8% of revenues in 2002 due to a decrease in interest rates and to the repayment of debt as discussed in the "Liquidity and Capital Resources" section of this report.

Our effective tax rate remained constant at 40.0% during 2001 and 2002, however, increased net income resulted in an increase in the provision for income taxes from $6.7 million in 2001 to $11.1 million in 2002.

Net income increased to $16.6 million, or 6.3% of revenues, in 2002 from $10.1 million, or 4.4% of revenues in 2001, representing an increase in diluted net income per share to $1.55 in 2002 from $1.18 in 2001.

2001 Compared to 2000

For the year ended December 31, 2001, our revenues were $225.8 million as compared to $205.2 million for the year ended December 31, 2000. The increase relates primarily to an increase in the average number of tractors, from 1,423 in 2000 to 1,553 in 2001, and an increase in our utilization (revenue per tractor per work day), which increased 2.1%, from $579 in 2000 to $591 in 2001.

Operating supplies and expenses increased from 18.4% of revenues in 2000 to 19.2% of revenues in 2001. The increase relates to an increase in fuel costs of 0.3% of revenues, net of a fuel surcharge passed to customers, and an increase of 0.5% of revenues in equipment repair costs.

Rent and purchased transportation decreased from 6.1% of revenues in 2000 to 4.7% of revenues in 2001. The decrease relates primarily to a decrease in amounts paid to other transportation companies in the form of brokerage fees.

Insurance and claims increased from 4.2% of revenues in 2000 to 4.5% of revenues in 2001. The increase relates primarily to an increase in rates for auto liability insurance coverage.

Loss on sale or disposal of property increased from 0.1% of revenues in 2000 to 0.4% of revenues in 2001. This increase is primarily the result of a one-time write-down in the amount of $304,810, net of tax, of the value of the tractors and trailers that we acquired in the Decker Transport Co. Inc. acquisition, which, unlike the rest of our tractors, do not have guaranteed residual resale or trade-in values.

Our effective tax rate increased from 39.7% in 2000 to 40.0% in 2001, which, combined with increased revenues, resulted in an increase in the provision for income taxes from $5.7 million in 2000 to $6.7 million in 2001.

Net income increased to $10.1 million, or 4.4% of revenues, in 2001 from $8.7 million, or 4.2% of revenues in 2000, representing an increase in diluted net income per share to $1.18 in 2001 from $1.02 in 2000.

Quarterly Results of Operations

The following table presents selected consolidated financial information for each of our last eight fiscal quarters through December 31, 2002. The information has been derived from unaudited consolidated financial statements that, in the opinion of management, reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the quarterly information.

	Quarter Ended							
	Mar. 31, 2001	June 30, 2001	Sept. 30, 2001	Dec. 31, 2001	Mar. 31, 2002	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002
	(unaudited) (in thousands, except earnings per share data)							
Operating revenues	$58,406	$57,462	$53,662	$56,264	$63,313	$70,841	$65,034	$64,824
Total operating expenses	52,861	51,502	49,192	50,970	56,331	62,082	58,062	57,897
Operating income	5,545	5,960	4,470	5,294	6,982	8,759	6,972	6,927
Net income	2,639	2,885	2,002	2,545	3,606	5,034	3,957	3,996
Earnings per common share:								
Basic	$0.31	$0.34	$0.23	$0.30	$0.40	$0.45	$0.35	$0.35
Diluted	$0.31	$0.34	$0.23	$0.30	$0.40	$0.45	$0.35	$0.35

Liquidity and Capital Resources

During 2002, we generated $48.9 million in cash from operating activities compared to $31.4 million and $32.5 million in 2001 and 2000, respectively. Investing activities used $30.4 million in cash during 2002 compared to $36.7 million and $17.7 million in 2001 and 2000, respectively. The cash used in all three years related primarily to the purchase of revenue equipment (tractors and trailers) used in our operations. Financing activities generated $11.4 million in cash during 2002 compared to cash generated by financing activities of $5.7 million in 2001 and cash used in financing activities of $17.9 million in 2000. In all three years, the cash used in financing activities was primarily for repayment of long-term borrowings incurred to finance the purchase of revenue equipment used in our operations. (See Cash Flow Statement on page 30.)

Our primary use of funds is for the purchase of revenue equipment. We typically use our existing lines of credit on an interim basis, in addition to cash flows from operations, to finance capital expenditures and repay long-term debt. During 2001 and 2002, we utilized cash on hand and our lines of credit to finance revenue equipment purchases for an aggregate of $39.4 million and $35.9 million, respectively.

Occasionally we finance the acquisition of revenue equipment through installment notes with fixed interest rates and terms ranging from 36 to 48 months. At December 31, 2002, we had outstanding indebtedness under such installment notes of $1.1 million. As of February 28, 2003, we had approximately $900,000 in outstanding indebtedness under such installment notes, with various maturity dates through February 2004. The weighted average interest rates on these installment notes were 7.16%, 6.32% and 6.75% for 2002, 2001 and 2000, respectively.

We maintain two $20.0 million revolving lines of credit (Line A and Line B) with separate financial institutions. Amounts outstanding under Line A bear interest at LIBOR (determined as of the first day of each month) plus 1.40%, are secured by our accounts receivable and mature on May 31, 2004. At December 31, 2002, $1.7 million in letters of credit were outstanding under Line A, with availability to borrow $18.3 million. Amounts outstanding under Line B bear interest at LIBOR (on the last day of the previous month) plus 1.15%, are secured by revenue equipment and mature on November 30, 2004. At December 31, 2002, Line B was fully utilized with $20.0 million outstanding. In an effort to reduce interest rate risk associated with these floating rate facilities, we have entered into interest rate swap agreements in an aggregate notional amount of $20.0 million. For additional information regarding the interest rate swap agreements, see Item 7A of this Report.

During March and April 2002, the Company received net proceeds of approximately $54.8 million from a public offering of 2,621,250 shares of its common stock. The Company repaid approximately $43.0 million of long-term debt obligations with the proceeds and intends to use the remaining proceeds to fund its capital expenditures and to finance general working capital needs.

Our cash flows from operations increased to $48.9 million in 2002 compared to $31.4 million in 2001. This is due to an increase in cash provided by the excess of cash revenues over cash expenses and management of accounts payable offset by an increase in accounts receivable. The purchase of property and equipment in 2002 required less cash than was required for those purchases in 2001. The proceeds of the issuance of common stock provided $54.5 million which was used primarily to reduce outstanding debt. Common stock proceeds in excess of debt reductions was retained at December 31, 2002, for future corporate purposes.

For 2003, we expect to purchase approximately 500 new tractors and approximately 770 trailers while continuing to sell or trade older equipment, which we expect to result in net capital expenditures of approximately $36.4 million. We are also in the process of expanding our corporate headquarters at our main facility in Tontitown, Arkansas, which we expect to finance from cash on hand.

On January 31, 2003, the Company closed the purchase of substantially all of the assets of East Coast Transport and Logistics, Inc., a freight brokerage operation based in New Jersey. In connection with this acquisition, the Company issued to the seller an installment note in the amount of approximately $5.0 million at an interest rate of 6% and paid cash of approximately $1.6 million utilizing existing cash.

On February 19, 2003, the Company entered into a non-binding letter of intent to purchase for cash certain assets of McNeill Trucking Company, Inc., a truckload carrier based in Little Rock, Arkansas. Consummation of the transaction is subject to the satisfactory completion of a due diligence investigation, negotiation of a definitive agreement and any required regulatory approvals.

Regardless of whether we consummate the proposed acquisition of McNeill Trucking Company, Inc., we expect that our working capital and available credit under our credit lines will be sufficient to meet our capital commitments and fund our operating needs for at least the next twelve months.

Insurance

With respect to physical damage for tractors, cargo loss and auto liability, the Company maintains insurance coverage to protect it from certain business risks. These policies are with various carriers and have per occurrence deductibles of $2,500, $5,000 and $2,500 respectively. The Company elected in 2002 to self insure itself for physical damage to trailers. During 2001, the Company changed its workers' compensation coverage in Arkansas, Oklahoma, Mississippi and Florida from a fully insured first dollar policy to a fully insured policy with a $350,000 per occurrence deductible. The company continues to be self insured for workers' compensation claims in the State of Ohio with a $350,000 self insured retention with excess insurance. The Company has reserved for estimated losses to pay such claims as well as claims incurred but not yet reported. The Company has not experienced any adverse trends involving differences in claims experienced versus claims estimates for workers' compensation claims. Letters of credit aggregating $1,550,000 are held by a bank as security for workers' compensation claims and letters of credit aggregating $150,000 are held by a bank for auto liability claims. The Company self insures for employee health claims with a stop loss of $150,000 per covered employee per year and estimates its liability for claims incurred but not reported.

Seasonality

Our revenues do not exhibit a significant seasonal pattern, due primarily to our varied customer mix. Operating expenses can be somewhat higher in the winter months, primarily due to decreased fuel efficiency and increased maintenance costs associated with inclement weather. In addition, the automobile plants for which we transport a large amount of freight typically utilize scheduled shutdowns of two weeks in July and one week in December and the volume of freight we ship is reduced during such scheduled plant shutdowns.

Inflation

Inflation has an impact on most of our operating costs. Recently, the effect of inflation has been minimal.

Competition for drivers has increased in recent years, leading to increased labor costs. While increases in fuel and driver costs affect our operating costs, we do not believe that the effects of such increases are greater for us than for other trucking concerns.

Item 7A. Quantitative and Qualitative Disclosure about Market Risk.

Our primary market risk exposures include commodity price risk (the price paid to obtain diesel fuel for our tractors) and interest rate risk. The potential adverse impact of these risks and the general strategies we employ to manage such risks are discussed below.

The following sensitivity analyses do not consider the effects that an adverse change may have on the overall economy nor do they consider additional actions we may take to mitigate our exposure to such changes. Actual results of changes in prices or rates may differ materially from the hypothetical results described below.

Commodity Price Risk

Prices and availability of all petroleum products are subject to political, economic and market factors that are generally outside of our control. Accordingly, the price and availability of diesel fuel, as well as other petroleum products, can be unpredictable. Because our operations are dependent upon diesel fuel, significant increases in diesel fuel costs could materially and adversely affect our results of operations and financial condition. For 2002 and 2001, fuel expenses represented 15.0% and 15.7%, respectively, of our total operating expenses. Based upon our 2002 fuel consumption, a 10% increase in the average annual price per gallon of diesel fuel would increase our annual fuel expenses by $3.5 million.

In August 2000 and July 2001, we entered into agreements to obtain price protection and reduce a portion of our exposure to fuel price fluctuations. Under these agreements, we were obligated to purchase minimum amounts of diesel fuel per month, with a price protection component, for the six month periods ended March 31, 2001 and February 28, 2002. The agreements also provide that if during the 48 months commencing April 2001, the price of heating oil on the New York Mercantile Exchange ("NY MX HO") falls below $.58 per gallon, we are obligated to pay, for a maximum of twelve different months selected by the contract holder during such 48-month period, the difference between $.58 per gallon and NY MX HO average price, multiplied by 900,000 gallons. Accordingly, in any month in which the holder exercises such right, we would be obligated to pay the holder $9,000 for each cent by which $.58 exceeds the average NY MX HO price for that month. For example, the NY MX HO average price during February 2002 was approximately $.54, and if the holder were to exercise its payment right, we would be obligated to pay the holder approximately $36,000. In addition, if during any month in the twelve-month period commencing January 2005, the average NY MX HO is below $.58 per gallon, we will be obligated to pay the contract holder the difference between $.58 and the average NY MX HO price for such month, multiplied by 1,000,000 gallons. The agreements are stated at their fair value of $750,000 which is included in accrued liabilities in the accompanying Consolidated Financial Statements.

Interest Rate Risk

Our two $20.0 million lines of credit each bear interest at a floating rate equal to LIBOR plus a fixed percentage. Accordingly, changes in LIBOR, which are effected by changes in interest rates generally, will affect the interest rate on, and therefore our costs under, the lines of credit. In an effort to manage the risks associated with changing interest rates, we entered into interest rate swap agreements effective February 28, 2001 and May 31, 2001, on notional amounts of $15,000,000 and $5,000,000, respectively. The "pay fixed rates" under the $15,000,000 and $5,000,000 swap agreements are 5.08% and 4.83%, respectively. The "receive floating rate" for both swap agreements is "1-month" LIBOR. These interest rate swap agreements terminate on March 2, 2006 and June 2, 2006, respectively. Assuming $20.0 million of variable rate debt was outstanding under each of Line A and Line B for a full fiscal year, a hypothetical 100 basis point increase in LIBOR would result in approximately $200,000 of additional interest expense, net of the effect of the swap agreements. For additional information with respect to the interest rate swap agreements, see Note 10 to our consolidated financial statements.

Item 8. Financial Statements and Supplementary Data.

The following statements are filed with this report:

Report of Independent Public Accountants
Consolidated Balance Sheets - December 31, 2002 and 2001
Consolidated Statements of Income - Years ended December 31, 2002, 2001 and 2000
Consolidated Statements of Shareholders' Equity - Years ended December 31, 2002, 2001 and 2000
Consolidated Statements of Cash Flows - Years ended December 31, 2002, 2001 and 2000
Notes to Consolidated Financial Statements

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
P.A.M. Transportation Services, Inc. and Subsidiaries:

We have audited the accompanying consolidated balance sheet of P.A.M. Transportation Services, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2002, and the related consolidated statements of income, shareholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The financial statements of the Company as of December 31, 2001, and for each of the two years in the period then ended were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated February 21, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of P.A.M. Transportation Services, Inc. and subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, the Company changed its method of accounting for goodwill to conform to Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*, as of January 1, 2002.

Deloitte & Touche LLP

March 12, 2003
Little Rock, Arkansas

THE FOLLOWING IS A COPY OF A REPORT ISSUED BY ARTHUR ANDERSEN LLP AND INCLUDED IN THE 2001 FORM 10-K REPORT FILED ON MARCH 1, 2002. THIS REPORT HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP, AND ARTHUR ANDERSEN LLP HAS NOT CONSENTED TO ITS USE IN THIS FORM 10-K. SEE ITEM 9 AND EXHIBIT 23.2 FOR MORE INFORMATION.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of
P.A.M. Transportation Services, Inc.:

We have audited the accompanying consolidated balance sheets of P.A.M. Transportation Services, Inc. (a Delaware corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of P.A.M. Transportation Services, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in the index of financial statements is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Tulsa, Oklahoma
February 21, 2002

P.A.M. TRANSPORTATION SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2002 AND 2001 *(in thousands)*

ASSETS	2002	2001
CURRENT ASSETS:		
Cash and cash equivalents	$ 30,766	$ 896
Accounts receivable, net:		
Trade	34,231	24,327
Other	1,221	744
Inventories	411	255
Prepaid expenses and deposits	3,647	3,980
Deferred income taxes	127	342
Income taxes refundable	281	393
Total current assets	70,684	30,937
PROPERTY AND EQUIPMENT:		
Land	2,237	2,237
Structures and improvements	7,552	4,336
Revenue equipment	215,509	198,482
Service vehicles	805	595
Office furniture and equipment	7,056	6,252
	233,159	211,902
Accumulated depreciation	(85,787)	(70,190)
	147,372	141,712
OTHER ASSETS:		
Goodwill, net of amortization of $1,782	8,102	8,102
Other	2,162	1,635
	10,264	9,737
Total assets	$ 228,320	$ 182,386

(Continued)

P.A.M. TRANSPORTATION SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2002 AND 2001 ***(in thousands, except shares and par value)***

LIABILITIES AND SHAREHOLDERS' EQUITY	2002	2001
CURRENT LIABILITIES:		
Trade accounts payable	$ 15,725	$ 7,800
Accrued expenses	9,601	8,722
Current portion of long-term debt	1,017	17,692
Total current liabilities	26,343	34,214
Long-term debt, less current portion	20,175	47,023
Deferred income taxes	37,350	28,552
SHAREHOLDERS' EQUITY:		
Preferred stock, $.01 par value:		
Authorized shares--10,000,000		
Issued and outstanding shares: 0 at December 31, 2002 and 2001		
Common stock, $.01 par value:		
Authorized shares--40,000,000		
Issued and outstanding shares: 11,282,207 and 8,611,957 at December 31, 2002 and 2001, respectively	113	86
Additional paid-in capital	76,193	20,461
Accumulated other comprehensive loss	(1,005)	(508)
Retained earnings	69,151	52,558
Total shareholders' equity	144,452	72,597
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 228,320	$ 182,386

See notes to consolidated financial statements.

(Concluded)

P.A.M. TRANSPORTATION SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2002, 2001, AND 2000 *(in thousands, except share data)*

	2002	2001	2000
Operating revenues	$ 264,012	$ 225,794	$ 205,245
Operating expenses and costs:			
Salaries, wages, and benefits	115,432	100,359	90,680
Operating supplies and expenses	51,161	43,289	37,728
Rents and purchased transportation	9,780	10,526	12,542
Depreciation and amortization	24,715	20,300	18,806
Operating taxes and licenses	13,467	11,936	11,140
Insurance and claims	12,786	10,202	8,674
Communications and utilities	2,284	2,320	2,234
Other	4,620	4,707	3,756
Loss on sale or disposal of equipment	127	886	285
	234,372	204,525	185,845
Operating income	29,640	21,269	19,400
Interest expense	(1,985)	(4,477)	(5,048)
Income before income taxes	27,655	16,792	14,352
Federal and state income taxes:			
Current	1,718	1,301	1,056
Deferred	9,344	5,420	4,638
	11,062	6,721	5,694
Net income	$ 16,593	$ 10,071	$ 8,658
Earnings per common share:			
Basic	$ 1.56	$ 1.18	$ 1.02
Diluted	$ 1.55	$ 1.18	$ 1.02
Average common shares outstanding:			
Basic	10,669	8,522	8,455
Diluted	10,715	8,550	8,518

See notes to consolidated financial statements.

P.A.M. TRANSPORTATION SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2002, 2001, AND 2000 *(in thousands)*

	Common Stock	Additional Paid-In Capital	Accumulated Comprehensive Income	Other Comprehensive Loss	Retained Earnings	Total
BALANCE AT DECEMBER 31, 1999	$ 84	$ 19,452			$ 33,829	$ 53,365
Net income					8,658	8,658
Exercise of stock options-shares issued	1	186				187
BALANCE AT DECEMBER 31, 2000	85	19,638			42,487	62,210
Components of comprehensive income:						
Net earnings			$ 10,071		10,071	10,071
Other comprehensive loss -						
Unrealized loss on hedge, net of tax of $339			(508)	(508)		(508)
Total comprehensive income			$ 9,563			
Exercise of stock options-shares issued	1	823				824
BALANCE AT DECEMBER 31, 2001	86	20,461		(508)	52,558	72,597
Components of comprehensive income:						
Net earnings			$ 16,593		16,593	16,593
Other comprehensive loss -						
Unrealized loss on hedge, net of tax of $331			(497)	(497)		(497)
Total comprehensive income			$ 16,096			
Stock options - deferred stock compensation		478				478
Issuance of common stock	26	54,732				54,758
Exercise of stock options-shares issued including tax benefits	1	522				523
BALANCE AT DECEMBER 31, 2002	$ 113	$ 76,193		$ (1,005)	$ 69,151	$ 144,452

See notes to consolidated financial statements.

P.A.M. TRANSPORTATION SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2002 AND 2001 *(in thousands)*

	2002	2001	2000
OPERATING ACTIVITIES:			
Net income	$ 16,593	$ 10,071	$ 8,658
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	24,715	20,300	18,806
Bad debt expense	1,028	897	29
Non-competition agreement amortization		131	131
Provision for deferred income taxes	9,344	5,420	4,638
Loss on sale or disposal of equipment	127	886	285
Changes in operating assets and liabilities, net of acquisition:			
Accounts receivable	(11,516)	(2,453)	(271)
Prepaid expenses, inventories, and other assets	(349)	(763)	592
Income taxes refundable	(357)	235	(516)
Trade accounts payable	7,925	(3,927)	(295)
Accrued expenses	1,357	648	400
Net cash provided by operating activities	48,867	31,445	32,457
INVESTING ACTIVITIES:			
Purchases of property and equipment	(42,067)	(47,515)	(30,732)
Proceeds from sale or disposal of equipment	11,565	10,536	12,842
Lease payments received on direct financing leases	107	232	231
Net cash used in investing activities	(30,395)	(36,747)	(17,659)
FINANCING ACTIVITIES:			
Borrowings under line of credit	362,148	278,147	196,472
Repayments under line of credit	(371,224)	(258,197)	(191,295)
Borrowings of long-term debt	1,459	7,943	4,384
Repayments of long-term debt	(35,907)	(23,004)	(27,158)
Proceeds from issuance of common stock	54,538		
Other	384	824	(273)
Net cash provided by (used in) financing activities	11,398	5,713	(17,870)
Net increase (decrease) in cash and cash equivalents	29,870	411	(3,072)
Cash and cash equivalents at beginning of year	896	485	3,557
Cash and cash equivalents at end of year	$ 30,766	$ 896	$ 485
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid during the year for:			
Interest	$ 2,100	$ 4,500	$ 5,100
Income taxes	$ 1,500	$ 1,100	$ 1,100

See notes to consolidated financial statements.

1. ACCOUNTING POLICIES

Description of Business and Principles of Consolidation–P.A.M. Transportation Services, Inc. (the "Company"), through its subsidiaries, operates as a truckload motor carrier.

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: P.A.M. Transport, Inc., P.A.M. Special Services, Inc. (inactive as of December 31, 2002), P.A.M. Dedicated Services, Inc., P.A.M. Logistics, Inc. (inactive as of December 31, 2002), Choctaw Express, Inc., Choctaw Brokerage, Inc. (inactive as of December 31, 2002), Allen Freight Services, Inc., T.T.X., Inc., Transcend Logistics, Inc., and Decker Transport Co., Inc. All significant intercompany accounts and transactions have been eliminated.

Cash and Cash Equivalents–The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Tire Purchases–Tires purchased with revenue equipment are capitalized as a cost of the related equipment. Replacement tires are included in prepaid expenses and deposits and are amortized over a 24-month period. Amounts paid for the recapping of tires are expensed when incurred.

Goodwill–Goodwill was being amortized on a straight-line basis over 25 years for years prior to 2002. Effective January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets,* ("SFAS No. 142"), which requires the Company to assess acquired goodwill for impairment at least annually in the absence of an indicator of possible impairment, and immediately upon an indicator of possible impairment. The Company completed an assessment in accordance with the provisions of the standard in second quarter 2002 using data as of January 1, 2002, and determined there was no impairment as of the date of adoption of SFAS No. 142. We completed the annual assessment of impairment in the fourth quarter of 2002 and determined there was no impairment at that time. Based on the review for impairment indicators in the second half of 2002, we have determined that an impairment review is not required prior to our annual review during the fourth quarter of 2003.

Revenue Recognition Policy–Revenue is recognized in full upon completion of delivery to the receivers location. For freight in transit at the end of a reporting period, the Company recognizes revenue prorata based on relative transit miles completed as a portion of the estimated total transit miles with estimated expenses recognized upon recognition of the related revenue.

Repairs and Maintenance–Repairs and maintenance costs are expensed as incurred.

Property and Equipment–Property and equipment is recorded at cost, less accumulated depreciation. For financial reporting purposes, the cost of such property is depreciated principally by the straight-line method. For tax reporting purposes, accelerated depreciation or applicable cost recovery methods are used. Depreciation is recognized over the estimated asset life, considering the estimated salvage value of the asset. Gains and losses are reflected in the year of disposal. The following is a table reflecting estimated ranges of asset useful lives by major class of depreciable assets:

Asset Class	Estimated Asset Life
Service vehicles	3-5 years
Office furniture and equipment	3-7 years
Revenue equipment	3-10 years
Structures and improvements	5-30 years

Income Taxes–The Company applies the provisions of Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes* ("SFAS No. 109"). Under this method, deferred tax liabilities and assets are determined based on the difference between the financial reporting basis and the tax reporting basis of assets and liabilities using enacted tax rates.

Business Segment and Concentrations of Credit Risk–The Company operates in one business segment, motor carrier operations. The Company provides transportation services to customers throughout the United States and portions of Canada and Mexico. The Company performs ongoing credit evaluations and generally does not require collateral from its customers. The Company maintains reserves for potential credit losses and such losses have been within management's expectations. In view of the concentration of the Company's revenues and accounts receivable among a limited number of customers within the automobile manufacturing industry, the financial health of this industry is a factor in the Company's overall evaluation of accounts receivable.

Compensation to Employees–Stock based compensation to employees is accounted for based on the intrinsic value method under Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations in accounting for those plans. Stock-based compensation expense has been recognized for variable stock options in accordance with Interpretation 28 to APB Opinion No. 25. Stock-based compensation expense is not reflected in net income for non-variable stock options as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of the grant. During 2002, the Company adopted the disclosure provisions of SFAS No. 148 as described below and in Note 5.

Recent Accounting Pronouncements–In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities*, ("SFAS No. 133"), which was amended by Statement of Financial Accounting Standards No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities – an Amendment of FASB Statement No. 133* ("SFAS No. 138"). SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Companies must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 138 amends the accounting and reporting standards for certain derivative instruments and certain hedging activities, including the normal purchases and normal sales exception.

On January 1, 2001, the Company adopted SFAS No. 133. The Company had no transition adjustment as a result of adopting SFAS No. 133 on January 1, 2001.

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, *Business Combinations* ("SFAS No. 141"), and Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets,* ("SFAS No. 142") and announced the approval for issuance of Statement of Financial Accounting Standards No. 143, *Accounting for Asset Retirement Obligations* ("SFAS No. 143").

SFAS No. 141 requires all business combinations completed after June 30, 2001, to be accounted for under the purchase method. This standard also establishes for all business combinations made after June 30, 2001, specific criteria for the recognition of intangible assets separately from goodwill.

SFAS No. 142 addresses the accounting for goodwill and other intangible assets after an acquisition. Goodwill and other intangibles that have indefinite lives will no longer be amortized, but will be subject to annual impairment tests. All other intangible assets will continue to be amortized over their estimated useful lives. The Company adopted this statement on January 1, 2002. At that time, amortization of existing goodwill ceased. The adoption of SFAS No. 142 on January 1, 2002 did not have a material impact on the Company's financial position or results of operations.

SFAS No. 143 provides accounting requirements for retirement obligations associated with tangible long-lived assets, including: (i) the timing of liability recognition; (ii) initial measurement of the liability; (iii) allocation of asset retirement cost to expense; (iv) subsequent measurement of the liability; and (v) financial statement disclosures. SFAS No. 143 requires that an asset retirement cost be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. This standard becomes effective for fiscal years beginning after June 15, 2002. As of December 31, 2002, management believes that SFAS No. 143 will have no significant effect on the financial position or results of operations of the Company.

In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS No. 144"). SFAS No. 144 addresses financial accounting and reporting for impairment or disposal of long-lived assets. This Statement supersedes FASB Statement No. 121, *Accounting for the Impairment of Long-Lived Assets to be Disposed Of*, and the accounting and reporting provisions of APB Opinion No. 30, *Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transaction"*, for the disposal of a segment of a business. This Statement also amends ARB No. 51, *Consolidated Financial Statements*, to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company adopted SFAS No. 144 on January 1, 2002, and there was no a material impact on the Company's financial position or results of operations.

In May 2002, the FASB issued SFAS No. 145, *Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections* as of April 2002 ("SFAS No. 145"). SFAS No. 145, rescinds SFAS No. 4, *Reporting Gains and Losses from Extinguishment of Debt*, and SFAS No. 64, *Extinguishments of Debt made to Satisfy Sinking-Fund Requirements*. Under the provisions of SFAS No. 145, gains and losses from extinguishment of debt can only be classified as extraordinary items if they meet the criteria in APB Opinion No. 30. The provisions of this Statement related to the rescission of SFAS No. 4 shall be applied in fiscal years beginning after May 15, 2002. Earlier application is permitted. This statement also amends SFAS No. 13, *Accounting for Leases*, to eliminate an inconsistency between the accounting for sale-leaseback transactions and certain lease modifications that have economic effects that are similar and is effective for transactions occurring after May 15, 2002. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions and are effective for financial statements issued on or after May 15, 2002. As of December 31, 2002, management believes that SFAS No. 145 will have no significant effect on the financial position or results of operations of the Company.

In July of 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities* ("SFAS No. 146"). SFAS No. 146 replaces EITF No. 94-3 *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)*. SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan as was required by EITF No. 94-3. Examples of costs covered by SFAS No. 146 include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. SFAS No. 146 is to be applied to exit or disposal activities initiated after December 31, 2002. As of December 31, 2002, management believes that SFAS No. 146 will have no significant effect on the financial position or results of operations of the Company.

During December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation--Transition and Disclosure, an Amendment of FASB Statement No. 123* ("SFAS No. 148"), which provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and requires prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for fiscal years ending after December 15, 2002. Management has determined that adoption of the disclosure provisions of this statement did not have any effect on the financial position or results of operations of the Company during 2002 and expects no significant effect on future periods.

FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45") elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements in FIN 45 are effective for financial statements of annual periods ending after December 15, 2002. Management of the Company has not determined the effect, if any, of the application of the initial recognition and initial measurement provisions of FIN 45.

Use of Estimates–The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications–Certain 2001 and 2000 amounts have been reclassified to conform to the 2002 presentation.

2. ACCOUNTS RECEIVABLE

Accounts receivable is presented net of an allowance for doubtful accounts as shown below. An analysis of changes in the allowance for the years ended December 31, 2002, 2001 and 2000 follows:

	2002	2001	2000
		(in thousands)	
Balance, beginning of year	$ 1,515	$ 656	$ 655
Provision for bad debts	1,028	898	29
Charge-offs	(1,827)	(39)	(28)
Balance, end of year	$ 716	$ 1,515	$ 656

Both the 2002 provision for bad debt and charge-offs include a provision for a contingent liability relating to a preferential payment claim lawsuit filed by the creditors of one of the Company's creditors (See Note 12). In addition, 2002 charge-offs reflect the write-off of items included in the 2001 provision for bad debts.

3. GOODWILL

A reconciliation of previously reported net income and earnings per share to the amounts adjusted for the exclusion of goodwill amortization net of related income tax effect follows:

	Year Ended December 31,		
	2002	2001	2000
		(in thousands)	
Reported net income	$ 16,593	$ 10,071	$ 8,658
Goodwill amortization, net of tax		243	243
Adjusted net income	$ 16,593	$ 10,314	$ 8,901
Adjusted net income per common share:			
Basic	$ 1.56	$ 1.21	$ 1.05
Diluted	$ 1.55	$ 1.21	$ 1.05

4. ACCRUED EXPENSES

Accrued expenses at December 31 is summarized as follows:

	2002	2001
	(in thousands)	
Payroll	$ 1,638	$ 1,607
Accrued vacation	1,414	911
Taxes	1,535	1,575
Interest	73	159
Driver escrows	893	803
Self-insurance claims reserves	4,048	3,667
	$ 9,601	$ 8,722

5. CLAIMS LIABILITIES

With respect to physical damage for tractors, cargo loss and auto liability, the Company maintains insurance coverage to protect it from certain business risks. These policies are with various carriers and have per occurrence deductibles of $2,500, $5,000 and $2,500, respectively. The Company elected in 2002 to self insure itself for physical damage to trailers. During 2001, the Company changed its workers' compensation coverage in Arkansas, Oklahoma, Mississippi and Florida from a fully insured first dollar policy to a fully insured policy with a $350,000 per occurrence deductible. The company continues to be self insured for workers' compensation claims in the State of Ohio with a $350,000 self insured retention with excess insurance. The Company has reserved for estimated losses to pay such claims as well as claims incurred but not yet reported. The Company has not experienced any adverse trends involving differences in claims experienced versus claims estimates for workers' compensation claims. Letters of credit aggregating $1,550,000 are held by insurers as security for workers' compensation claims and letters of credit aggregating $150,000 are held by insurers for auto liability claims. The Company self insures for employee health claims with a stop loss of $150,000 per covered employee per year and estimates its liability for claims incurred but not reported.

6. LONG-TERM DEBT

Long-term debt at December 31 consists of the following:

	2002	2001
	(in thousands)	
Equipment financings (1)	$ 1,066	$ 32,883
Line of credit with a bank, due May 31, 2004, and collateralized by accounts receivable (2)		9,076
Line of credit with a bank, due November 30, 2004, and collateralized by revenue equipment (3)	20,000	20,000
Note payable (4)		1,810
Other (5)	126	946
	21,192	64,715
Less current maturities	(1,017)	(17,692)
Long-term debt, net of current maturities	$20,175	$ 47,023

(1) Equipment financings consist of installment obligations for revenue and service equipment purchases, payable in various monthly installments through February 2004, at a weighted average interest rate of 7.16% and collateralized by equipment with a net book value of approximately $2.3 million at December 31, 2002.

(2) The line of credit agreement with a bank provides for maximum borrowings of $20.0 million and contains certain restrictive covenants that must be maintained by the Company on a consolidated basis. Borrowings on the line of credit are at an interest rate of LIBOR as of the first day of the month plus 1.40%. The Company was in compliance with all provisions of the agreement at December 31, 2002.

(3) The line of credit agreement with a bank provides for maximum borrowings of $20.0 million and contains certain restrictive covenants that must be maintained by the Company on a consolidated basis. Borrowings on the line of credit are at an interest rate of LIBOR as of the last day of the previous month plus 1.15% (2.53% at December 31, 2002). The Company was in compliance with all provisions of the agreement at December 31, 2002.

(4) 6.0% note to the former owner of Decker Transport Company, Inc., payable in monthly installments of $77,216 was paid in full during March 2002.

(5) Various notes at December 31, 2002, payable in monthly installments through January 2005.

Scheduled annual maturities on long-term debt outstanding at December 31, 2002, are:

	(in thousands)
2003	$ 1,017
2004	20,173
2005	2
	$21,192

7. SIGNIFICANT CUSTOMERS AND INDUSTRY CONCENTRATION

In 2002, 2001 and 2000, one customer, which is in the automobile manufacturing industry, accounted for 56%, 40% and 33% of revenues, respectively. The Company also provides transportation services to other manufacturers who are suppliers for automobile manufacturers including suppliers for the Company's largest customer. As a result, concentration of the Company's business within the automobile industry is significant. Of the Company's revenues for 2002, 2001 and 2000, 68%, 55% and 50%, respectively, were derived from transportation services provided to the automobile manufacturing industry. Accounts receivable from the largest customer totaled $25,000,000 and $11,500,000 at December 31, 2002 and 2001, respectively.

8. INCOME TAXES

Under SFAS No. 109, deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and for income tax reporting purposes.

Significant components of the Company's deferred tax liabilities and assets at December 31 are as follows:

	2002		2001	
	(in thousands)			
	Current	Long-term	Current	Long-term
Deferred tax liabilities:				
Property and equipment		$ 40,608		$ 32,863
Prepaid expenses	$2,307		$1,975	
Total deferred tax liabilities	2,307	40,608	1,975	32,863
Deferred tax assets:				
Alternative minimum tax credit		2,016		3,345
Allowance for doubtful accounts	267		575	
Compensated absences	537		346	
Self-insurance allowances	1,402		1,396	
Hedging derivative		670		339
Accrued compensation	228			
Non-competition agreement		450		505
Other		122		122
Total deferred tax assets	2,434	3,258	2,317	4,311
Net deferred tax asset (liability)	$ 127	$(37,350)	$ 342	$(28,552)

The reconciliation between the effective income tax rate and the statutory Federal income tax rate is presented in the following table:

	Year Ended December 31,					
	2002		2001		2000	
			(in thousands)			
	Amount	Percent	Amount	Percent	Amount	Percent
Income tax at the statutory Federal rate of 34%	$ 9,403	34.0 %	$ 5,709	34.0 %	$ 4,879	34.0 %
Nondeductible expenses	401	1.5	338	2.0	311	2.2
State income taxes, net of federal benefit	1,552	5.6	804	4.8	840	5.9
Other	(294)	(1.1)	(130)	(0.8)	(336)	(2.4)
Total income taxes	$ 11,062	40.0 %	$ 6,721	40.0 %	$ 5,694	39.7 %

The current income tax provision consists of the following:

	2002	2001	2000
		(in thousands)	
Federal	$ 975	$ 951	$ 656
State	743	350	400
	$ 1,718	$ 1,301	$ 1,056

The Company has alternative minimum tax credits of approximately $2.0 million at December 31, 2002, which have no expiration date under the current federal income tax laws.

9. SHAREHOLDERS' EQUITY

The Company maintains an incentive stock option plan and a nonqualified stock option plan for the issuance of options to directors, officers, key employees and others. The option price under these plans is the fair market value of the stock at the date the options were granted, ranging from $8.25 to $23.22 as of December 31, 2002. At December 31, 2002, approximately 315,000 shares were available for granting future options.

Outstanding incentive stock options at December 31, 2002, must be exercised within six years from the date of grant and vest in increments of 20% each year. Outstanding nonqualified stock options at December 31, 2002, must be exercised within five to six years and certain nonqualified options may not be exercised within one year of the date of grant.

Transactions in stock options under these plans are summarized as follows:

	Shares Under Option	Price Range
Outstanding at December 31, 1999	265,000	$5.75-$10.63
Granted	10,000	$9.13
Exercised	(29,700)	$5.75-$6.75
Canceled	(5,000)	$7.38-$9.13
Outstanding at December 31, 2000	240,300	$5.75-$10.63
Granted	8,000	$8.25
Exercised	(142,300)	$5.75-$7.38
Canceled	(1,000)	$7.38
Outstanding at December 31, 2001	105,000	$6.00 - $10.63
Granted	308,000	$20.79 - $23.22
Exercised	(39,000)	$6.00 - $10.63
Outstanding at December 31, 2002	374,000	$8.25 - $23.22
Options exercisable at December 31, 2002	125,000	

The following is a summary of stock options outstanding as of December 31, 2002:

Options Outstanding	Option Exercise Price	Weighted Average Remaining Years	Options Exercisable
1,000	$ 10.63	1.2	1,000
30,000	$ 9.25	1.5	30,000
5,000	$ 8.63	2.2	5,000
14,000	$ 10.25	2.6	5,000
8,000	$ 9.13	3.2	8,000
8,000	$ 8.25	4.2	8,000
8,000	$ 20.79	5.3	8,000
300,000	$ 23.22	9.8	60,000
374,000			125,000

The Company adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation* (SFAS No. 123). The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation:

	2002	2001	2000
	(in thousands, except per share data)		
Net income	$ 16,593	$ 10,071	$ 8,658
Add: Stock-based employee compensation included in reported net income, net of related tax effects	76		
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(445)	(48)	(116)
Pro forma net income	$ 16,224	$ 10,023	$ 8,542
Earnings per share:			
Basic - as reported	$ 1.56	$ 1.18	$ 1.02
Basic - pro forma	$ 1.52	$ 1.18	$ 1.01
Diluted - as reported	$ 1.55	$ 1.18	$ 1.02
Diluted - pro forma	$ 1.51	$ 1.18	$ 1.00

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used during the periods above:

	2002	2001	2000
Dividend yield	0 %	0 %	0 %
Volatility range	35.00% - 61.27%	31.63% - 76.64%	31.63% - 76.64%
Risk-free rate range	3.97% - 6.01%	4.74% - 7.02%	4.74 - 7.02%
Expected life	5 years	5 years	5 years

10. EARNINGS PER SHARE

The Company applies Statement of Financial Accounting Standards No. 128, *Earnings Per Share*, for computing and presenting earnings per share. Basic earnings per common share were computed by dividing net income by the weighted average number of shares outstanding during the period. Diluted earnings per common share were calculated as follows:

	For the Year Ended December 31, 2002 (in thousands, except per share data)		
	Net Income	Shares	Per Share Amount
Basic earnings per share data -	$ 16,593	10,669	$ 1.56
Options issued		46	
Diluted earnings per share data	$16,593	10,715	$ 1.55

	For the Year Ended December 31, 2001 (in thousands, except per share data)		
	Net Income	Shares	Per Share Amount
Basic earnings per share data -	$ 10,071	8,522	$1.18
Options issued		28	
Diluted earnings per share data	$10,071	8,550	$1.18

	For the Year Ended December 31, 2000 (in thousands, except per share data)		
	Net Income	Shares	Per Share Amount
Basic earnings per share data -	$ 8,658	8,455	$1.02
Options issued		63	
Diluted earnings per share data	$ 8,658	8,518	$1.02

11. PROFIT SHARING PLAN

The Company sponsors a profit sharing plan for the benefit of all eligible employees. The plan qualifies under Section 401(k) of the Internal Revenue Code thereby allowing eligible employees to make tax deductible contributions to the plan. The plan provides for employer matching contributions of 50% of each participant's voluntary contribution up to 3% of the participant's compensation. Total employer matching contributions to the plan totaled approximately $250,000, $225,000, and $255,000 in 2002, 2001 and 2000, respectively.

12. COMMITMENTS AND CONTINGENCIES

On October 10, 2002, a suit was filed against one of the Company's subsidiaries. The suit, which has been filed in the United States Bankruptcy Court for the District of Delaware, alleges preferential transfers of $660,055 were made to the Company's subsidiary, Allen Freight Services Co., within the 90 day period preceding the bankruptcy petition date of the plaintiff. The suit is currently in pretrial proceedings.

As to other matters, the Company is not a party to any pending legal proceedings which management believes to be material to the financial position or results of operations of the Company. The Company maintains liability insurance against risks arising out of the normal course of its business.

13. FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, *Disclosure About Fair Value of Financial Instruments*, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. Such amounts are not presented in this note due to their required presentation elsewhere.

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

For cash and cash equivalents, receivables, trade accounts payable, and accrued expenses, the carrying amount is a reasonable estimate of fair value as the assets are readily redeemable or short-term in nature and the liabilities are short-term in nature.

For long-term debt other than the line of credit, the fair values are estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. The carrying value of long-term debt at December 31, 2002, is $1,192,000 and the fair value of long-term debt is estimated to be $1,217,000.

The carrying amount for the line of credit approximates fair value because the line of credit interest rate is adjusted frequently.

The carrying value of all hedging financial instruments is equal to their fair value and is the amount at which the hedges could be settled, based on estimates determined by dealers. Hedging liabilities total $2,425,000 at December 31, 2002.

14. DERIVATIVES AND HEDGING ACTIVITIES

Effective February 28, 2001, the Company entered into an interest rate swap agreement on a notional amount of $15,000,000. The pay fixed rate under the swap is 5.08%, while the receive floating rate is "1-month" LIBOR. This interest rate swap agreement terminates on March 2, 2006. Effective May 31, 2001 the Company entered into an interest rate swap agreement on a notional amount of $5,000,000. The pay fixed rate under the swap is 4.83%, while the receive floating rate is "1-month" LIBOR. This interest rate swap agreement terminates on June 2, 2006.

The Company designates both of these interest rate swaps as cash flow hedges of its exposure to variability in future cash flows resulting from interest payments indexed to "1-month" LIBOR. Changes in future cash flows from the interest rate swaps will offset changes in interest rate payments on the first $20,000,000 of the Company's current revolving credit facility or future "1-month" LIBOR based borrowings that reset on the last London Business Day prior to the start of the next interest period. The hedge locks the interest rate at 5.08% or 4.83% plus the pricing spread (currently 1.15%) for the notional amounts of $15,000,000 and $5,000,000, respectively.

These interest rate swap agreements meet the specific hedge accounting criteria. The measurement of hedge effectiveness is based upon a comparison of the floating-rate leg of the swap and the hedged floating-rate cash flows on the underlying liability. The effective portion of the cumulative gain or loss has been reported as a component of accumulated other comprehensive loss in shareholders' equity and will be reclassified into current earnings by June 2, 2006, the latest termination date for all current swap agreements. At December 31, 2002, the net after tax deferred hedging loss in accumulated other comprehensive loss was approximately $1,005,000. Ineffectiveness related to these hedges was not significant.

In August 2000 and July 2001, the Company entered into agreements to obtain price protection and reduce a portion of our exposure to fuel price fluctuations. Under these agreements, we were obligated to purchase minimum amounts of diesel fuel per month, with a price protection component, for the six month periods ended March 31, 2001 and February 28, 2002. The agreements also provide that if during the 48 months commencing April 2001, the price of heating oil on the New York Mercantile Exchange ("NY MX HO") falls below $.58 per gallon, the Company is obligated to pay, for a maximum of twelve different months selected by the contract holder during such 48-month period, the difference between $.58 per gallon and NY MX HO average price, multiplied by 900,000 gallons. Accordingly, in any month in which the holder exercises such right, the Company would be obligated to pay the holder $9,000 for each cent by which $.58 exceeds the average NY MX HO price for that month. For example, the NY MX HO average price during February 2002 was approximately $.54, and if the holder were to exercise its payment right, we would be obligated to pay the holder approximately $36,000. In addition, if during any month in the twelve-month period commencing January 2005, the average NY MX HO is below $.58 per gallon, the Company will be obligated to pay the contract holder the difference between $.58 and the average NY MX HO price for such month, multiplied by 1,000,000 gallons. The agreements are stated at their fair value of $750,000 which is included in accrued liabilities in the accompanying consolidated balance sheet at December 31, 2002.

15. RELATED PARTY TRANSACTIONS

In the normal course of business, the Company provides and receives transportation, repair, and other services for and from companies affiliated with a major shareholder, and recognized $354,241, $58,030, and $80,377 in operating revenue and $1,103,062, $905,570, and $495,841 in operating expenses in 2002, 2001, and 2000, respectively. At December 31, 2002 and 2001, $479,342 and $143,527, respectively, was owed to the Company for these services. At December 31, 2002 and 2001, $494,454 and $84,006, respectively, was due to these affiliates for these services. In the opinion of management, related party transactions are made on substantially the same terms as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility.

16. ACQUISITION (UNAUDITED)

On January 31, 2003, the Company closed the purchase of substantially all of the assets of East Coast Transport and Logistics, Inc., a freight brokerage operation based in New Jersey. In connection with this acquisition, the Company issued to the seller an installment note in the amount of approximately $5.0 million at an interest rate of 6% and paid cash of approximately $1.6 million utilizing existing cash.

17. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The tables below present quarterly financial information for 2002 and 2001:

	2002 Three Months Ended			
	March 31	June 30	September 30	December 31
	(in thousands, except per share data)			
Operating revenues	$ 63,313	$ 70,841	$ 65,034	$ 64,824
Operating expenses	56,331	62,082	58,061	57,898
Operating income	6,982	8,759	6,973	6,926
Interest expense	972	369	377	267
Income taxes	2,404	3,356	2,638	2,664
Net income	$ 3,606	$ 5,034	$ 3,958	$ 3,995
Net income per common share:				
Basic	$ 0.40	$ 0.45	$ 0.35	$ 0.36
Diluted	$ 0.40	$ 0.45	$ 0.35	$ 0.35
Average common shares outstanding:				
Basic	8,928	11,183	11,263	11,268
Diluted	8,974	11,238	11,307	11,308

	2001 Three Months Ended			
	March 31	June 30	September 30	December 31
	(in thousands, except per share data)			
Operating revenues	$ 58,406	$ 57,462	$ 53,662	$ 56,264
Operating expenses	52,861	51,502	49,192	50,970
Operating income	5,545	5,960	4,470	5,294
Interest expense	1,147	1,159	1,148	1,023
Income taxes	1,759	1,916	1,320	1,726
Net income	$ 2,639	$ 2,885	$ 2,002	$ 2,545
Net income per common share:				
Basic	$ 0.31	$ 0.34	$ 0.23	$ 0.30
Diluted	$ 0.31	$ 0.34	$ 0.23	$ 0.30
Average common shares outstanding:				
Basic	8,474	8,484	8,525	8,607
Diluted	8,519	8,526	8,537	8,617

* * * * * *

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

On July 9, 2002, P.A.M. Transportation Services, Inc. (the "Company") dismissed its independent auditors, Arthur Andersen LLP, and on the same date engaged Deloitte & Touche LLP as its independent auditors for the fiscal year ending December 31, 2002. Each of these actions was approved by the Audit Committee of the Company. Information with respect to this matter is included in the Company's current report on Form 8-K filed July 12, 2002, which information is incorporated herein by reference.

PART III

Except as to information with respect to executive officers, which is contained in a separate heading under Item 1 to this Form 10-K, the information required by Part III of Form 10-K is, pursuant to General Instruction G (3) of Form 10-K, incorporated by reference from our definitive proxy statement to be filed pursuant to Regulation 14A for our Annual Meeting of Stockholders to be held on May 29, 2003. We will, within 120 days of the end of our fiscal year, file with the Securities and Exchange Commission a definitive proxy statement pursuant to Regulation 14A.

Item 10. Directors and Executive Officers of the Registrant.

The information responsive to this item is incorporated by reference from the section entitled "Election of Directors" contained in the proxy statement.

Item 11. Executive Compensation.

The information responsive to this item is incorporated by reference from the section entitled "Executive Compensation" contained in the proxy statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information responsive to this item, with the exception of the equity compensation plan information presented below, is incorporated by reference from the section entitled "Security Ownership of Certain Beneficial Owners and Management" contained in the proxy statement.

Equity Compensation Plan Information

The following table summarizes, as of December 31, 2002, information about compensation plans under which equity securities of the Company are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity Compensation Plans approved by Security Holders	374,000	$20.71	318,000
Equity Compensation Plans not approved by Security Holders	-0-	-0-	-0-

Item 13. Certain Relationships and Related Transactions.

The information responsive to this item is incorporated by reference from the section entitled "Certain Relationships and Related Transactions" contained in the proxy statement.

Item 14. Controls and Procedures.

We maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed by P.A.M. Transportation Services, Inc. in reports that it files with the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. Within the 90-day period prior to the filing of this report, an evaluation was carried out under the supervision and with the participation of our management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of our disclosure controls and procedures. Based on that evaluation, the CEO and CFO have concluded that our disclosure controls and procedures are effective.

CEO and CFO certificates

Immediately following the Signatures section of this report on Form 10-K, there are two certifications, one each by the CEO and the CFO. They are required under Section 302 of the Sarbanes-Oxley Act of 2002 (the "Section 302 Certifications"). This Item 14, *Controls and Procedures,* is referred to in the Section 302 Certifications and should be read in conjunction with the Section 302 Certifications.

Disclosure controls

"Disclosure Controls" are procedures that are designed to ensure that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934, such as this report on Form 10-K, is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms. Disclosure Controls are also designed to ensure that information required to be disclosed is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding disclosure.

Internal controls

"Internal Controls" are procedures that are designed to provide reasonable assurance that (1) our transactions are properly authorized, recorded and reported and (2) our assets are safeguarded against unauthorized or improper use, so that our financial statements may be prepared in accordance with generally accepted accounting principles.

Limitations on the effectiveness of controls

Our management, including the CEO and CFO, do not expect that our Disclosure Controls and/or our Internal Controls will prevent or detect all error or fraud. A system of controls is able to provide only reasonable, not complete, assurance that the control objectives are being met, no matter how extensive those control systems may be. Also, control systems must be established within the opposing forces of risk and resources, (i.e., the benefits of a control system must be considered relative to its costs). Because of these inherent limitations that exist in all control systems, no evaluation of Disclosure Controls and/or Internal Controls can provide absolute assurance that all errors or fraud, if any, have been detected. The inherent limitations in control systems include various human and system factors that may include errors in judgment or interpretation regarding events or circumstances or inadvertent error. Additionally, controls can be circumvented by the acts of a single person, by collusion on the part of two or more people or by management override of the control. Over time, controls can also become ineffective as conditions, circumstances, policies, technologies, level of compliance and people change. Because of such inherent limitations, in any cost-effective control system over financial information, misstatements may occur due to error or fraud and may not be detected.

Scope of evaluation of Disclosure Controls

The evaluation of our Disclosure Controls performed by our CEO and CFO included obtaining an understanding of the design and objective of the controls, the implementation of those controls and the results of the controls on this report on Form 10-K. We have established a Disclosure Committee whose duty is to perform procedures to evaluate the Disclosure Controls and provide the CEO and CFO with the results of their evaluation as part of the information considered by the CEO and CFO in their evaluation of Disclosure Controls. In the course of the evaluation of Disclosure Controls, we reviewed the controls that are in place to record, process, summarize and report, on a timely basis, matters that require disclosure in our reports filed under the Securities Exchange Act of 1934. We also considered the adequacy of the items disclosed in this report on Form 10-K.

Conclusions

Based upon the evaluation of Disclosure Controls described above, our CEO and CFO have concluded that, subject to the limitations described above, our Disclosure Controls are effective to ensure that material information relating to P.A.M. Transportation Services, Inc. and its consolidated subsidiaries is made known to management, including the CEO and CFO, so that required disclosures have been included in this report on Form 10-K.

We have also reviewed our system of Internal Controls and our CEO and CFO have concluded that subsequent to the date of their evaluation, there have been no significant changes in our Internal Controls or in other factors that could significantly affect Internal Controls.

PART IV

Item 15. Exhibits, Financial Statement Schedules, and Reports on Form 8-K.

(a) Financial Statements and Schedules.

(1) Financial Statements: See Part II, Item 8 hereof.

Report of Independent Public Accountants
Consolidated Balance Sheets - December 31, 2002 and 2001
Consolidated Statements of Income - Years ended December 31, 2002, 2001 and 2000
Consolidated Statements of Shareholders' Equity - Years ended December 31, 2002, 2001 and 2000
Consolidated Statements of Cash Flows - Years ended December 31, 2002, 2001 and 2000
Notes to Consolidated Financial Statements

(2) Financial Statement Schedules.

All schedules for which provision is made in the applicable accounting regulations of the SEC are omitted as the required information is inapplicable, or because the information is presented in the consolidated financial statements or related notes.

(3) Exhibits.

The Exhibit Index filed herewith and appearing immediately following the signatures and certifications in this Report is incorporated by reference in response to this Item.

(b) Reports on Form 8-K.

A Current Report on Form 8-K was filed on November 6, 2002 regarding a press release issued to announce our third quarter 2002 results. No other reports on Form 8-K were filed during the fourth quarter ended December 31, 2002.

SIGNATURES

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

P.A.M. TRANSPORTATION SERVICES, INC.

Dated: March 28, 2003

By: /s/ Robert W. Weaver
ROBERT W. WEAVER
President and Chief Executive Officer
(principal executive officer)

Dated: March 28, 2003

By: /s/ Larry J. Goddard
LARRY J. GODDARD, Vice President-Finance, Chief Financial Officer, Secretary and Treasurer
(principal financial and accounting officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Dated: March 28, 2003

By: /s/ Robert W. Weaver
ROBERT W. WEAVER, President and Chief Executive Officer, Director

Dated: March 28, 2003

By: /s/ Matthew T. Moroun
MATTHEW T. MOROUN, Director

Dated: March 28, 2003

By: /s/ Daniel C. Sullivan
DANIEL C. SULLIVAN, Director

Dated: March 28, 2003

By: /s/ Charles F. Wilkins
CHARLES F. WILKINS, Director

Dated: March 28, 2003

By: /s/ Frederick P. Calderone
FREDERICK P. CALDERONE, Director

Dated: March 28, 2003

By: /s/ Manuel J. Moroun
MANUEL J. MOROUN, Director

Dated: March 28, 2003

By: /s/ Thomas H. Cooke
THOMAS H. COOKE, Director

Dated: March 28, 2003

By: /s/ Frank L. Conner
FRANK L. CONNER, Director

Certification of Chief Executive Officer
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, ROBER W. WEAVER, President and Chief Executive Officer, certify that:

(1) I have reviewed this annual report on Form 10-K of P.A.M. TRANSPORTATION SERVICES, INC., a Delaware corporation (the "registrant");

(2) Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

(3) Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

(4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

(a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

(c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

(5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

(6) The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 28, 2003

By: /s/ Robert W. Weaver
Robert W. Weaver
President and Chief Executive Officer
(principal executive officer)

Certification of Chief Financial Officer
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, LARRY J. GODDARD, Chief Financial Officer, certify that:

(1) I have reviewed this annual report on Form 10-K of P.A.M. TRANSPORTATION SERVICES, INC., a Delaware corporation (the "registrant");

(2) Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

(3) Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

(4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

(a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

(c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

(5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

(6) The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 28, 2003

By: /s/ Larry J. Goddard
Larry J. Goddard
Vice President-Finance, Chief Financial
Officer, Secretary and Treasurer
(principal accounting and financial officer)

EXHIBIT INDEX

The following exhibits are filed with or incorporated by reference into this report. The exhibits which are denominated by an asterisk (*) were previously filed as a part of, and are hereby incorporated by reference from either (i) the Form S-1 Registration Statement under the Securities Act of 1933, as filed with the Securities and Exchange Commission on July 30, 1986, Registration No. 33-7618, as amended on August 8, 1986, September 3, 1986 and September 10, 1986 ("1986 S-1"); (ii) the Annual Report on Form 10-K for the year ended December 31, 1987 ("1987 10-K"); (iii) the Annual Report on Form 10-K for the year ended December 31, 1992 ("1992 10-K"); (iv) the Quarterly Report on Form 10-Q for the quarter ended June 30, 1994 ("6/30/94 10-Q"); (v) the Quarterly Report on Form 10-Q for the quarter ended June 30, 1995 ("6/30/95 10-Q"); (vi) the Quarterly Report on Form 10-Q for the quarter ended September 30, 1996 (9/30/96 10-Q); (vii) the Annual Report on Form 10-K for the year ended December 31, 1996 ("1996 10-K"); (viii) the Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 ("6/30/98 10-Q"); (ix) the Form S-8 Registration Statement filed on June 11, 1999; (x) the Annual Report on Form 10-K for the year ended December 31, 2001 ("2001 10-K"); or (xi) the Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 ("3/31/02 10-Q").

Exhibit #	Description of Exhibit
*3.1	— Amended and Restated Certificate of Incorporation of the Registrant (Exh. 3.1, 1986 S-1)
*3.1.1	— Amendment to Certificate of Incorporation dated June 24, 1987 (Exh. 3.1.1, 1987 10-K)
*3.1.2	— Amended and Restated Certificate of Incorporation of the Registrant (Exh. 3.1, 3/31/02 10-Q)
*3.2.4	— Amended and Restated By-Laws of the Registrant (Exh. 3.2, 3/31/02 10-Q)
*4.1	— Specimen Stock Certificate (Exh. 4.1, 1986 S-1)
*4.2	— Loan Agreement dated July 26, 1994 among First Tennessee Bank National Association, Registrant and P.A.M. Transport, Inc. together with Promissory Note (Exh. 4.1, 6/30/94 10-Q)
*4.2.1	— Security Agreement dated July 26, 1994 between First Tennessee Bank National Association and P.A.M. Transport, Inc. (Exh. 4.2, 6/30/94 10-Q)
*4.3	— First Amendment to Loan Agreement dated June 27, 1995 by and among P.A.M. Transport, Inc., First Tennessee Bank National Association and P.A.M. Transportation Services, Inc., together with Promissory Note in the principal amount of $2,500,000 (Exh. 4.1.1, 6/30/95 10-Q)
*4.3.1	— First Amendment to Security Agreement dated June 28, 1995 by and between P.A.M. Transport, Inc. and First Tennessee Bank National Association (Exh. 4.2.2, 6/30/95 10-Q)
*4.3.2	— Security Agreement dated June 27, 1995 by and between Choctaw Express, Inc. and First Tennessee Bank National Association (Exh. 4.1.3, 6/30/95 10-Q)
*4.3.3	— Guaranty Agreement of P.A.M. Transportation Services, Inc. dated June 27, 1995 in favor of First Tennessee Bank National Association respecting $10,000,000 line of credit (Exh. 4.1.4, 6/30/95 10-Q)
*4.4	— Second Amendment to Loan Agreement dated July 3, 1996 by P.A.M. Transport, Inc., First Tennessee Bank National Association and P.A.M. Transportation Services, Inc., together with Promissory Note in the principal amount of $5,000,000 (Exh. 4.1.1, 9/30/96 10-Q)

*4.4.1 — Second Amendment to Security Agreement dated July 3, 1996 by and between P.A.M. Transport,
Inc. and First Tennessee National Bank Association (Exh. 4.1.2, 9/30/96 10-Q)

*4.4.2 — First Amendment to Security Agreement dated July 3, 1996 by and between Choctaw Express, Inc.
and First Tennessee Bank National Association (Exh. 4.1.3, 9/30/96 10-Q)

*4.4.3 — Security Agreement dated July 3, 1996 by and between Allen Freight Services, Inc. and First Tennessee Bank National Association (Exh. 4.1.4, 9/30/96 10-Q)

*4.5.1 — Loan Agreement dated as of November 22, 2000 by and between P.A.M. Transport, Inc. and SunTrust Bank (Exh 4.5.1, 2001 10-K)

*4.5.2 — Revolving Credit Note dated November 22, 2000 (Exh 4.5.2, 2001 10-K)

*4.5.3 — Security Agreement by and between P.A.M. Transport, Inc. and SunTrust Bank (Exh 4.5.3, 2001 10-K)

*4.5.4 — First Amendment to Loan Agreement, Revolving Credit Note and Security Deposit (Exh 4.5.4, 2001 10-K)

*10.1.1 — Employment Agreement between the Registrant and Robert W. Weaver, effective July 1, 2002 (Exh 10.1.1, 2001 10-K)

*10.2 — Employment Agreement between the Registrant and W. Clif Lawson, dated January 1, 2002 (Exh 10.2, 2001 10-K)

*10.3 — Employment Agreement between the Registrant and Larry J. Goddard, dated January 1, 2002 (Exh 10.3, 2001 10-K)

*10.4 — 1995 Stock Option Plan, as Amended and Restated (Exh. 4.1, 6/11/99 S-8)

*10.5 — Interest rate swap agreement, dated March 1, 2001 (Exh 10.5, 2001 10-K)

*10.6 — Interest rate swap agreement dated June 1, 2001 (Exh 10.6, 2001 10-K)

21.1 — Subsidiaries of the Registrant

23.1 — Consent of Deloitte & Touche LLP

23.2 — Notice regarding Consent of Arthur Andersen, LLP

99.1 — Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.2 — Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

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Directors

Frederick P. Calderone
Vice President
CenTra, Inc.
(Transportation holding company)
Warren, Michigan

Frank L. Conner
Executive Vice President, Finance and Accounting and Chief Financial Officer
FedEx Freight East
Harrison, Arkansas

Thomas H. Cooke
Retired (from Ford Motor Company)
Naples, Florida

Manuel J. Moroun
President and Chief Executive Officer
CenTra, Inc.
(Transportation holding company)
Warren, Michigan

Matthew T. Moroun
Vice Chairman of the Board
CenTra, Inc.
(Transportation holding company);
Director and Manager of Liberty Bell Agency (Insurance claims adjustment company);
Chairman of the Board of DuraRock Reinsurance, Ltd. (Reinsurance company)
Warren, Michigan

Daniel C. Sullivan
Attorney at Law
Sullivan, Hincks & Conway
Chicago, Illinois

Robert W. Weaver
President and Chief Executive Officer
P.A.M. Transportation Services, Inc.

Charles F. Wilkins
Retired (from Ford Motor Company)
Self-Employed Logistics Consultant
Fredericksburg, Virginia

Executive Officers

Robert W. Weaver
President and Chief Executive Officer

W. Clif Lawson
Executive Vice President and Chief Operating Officer

Larry J. Goddard
Vice President — Finance
Chief Financial Officer,
Secretary and Treasurer

10-K Information

Additional information is included in the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission. Copies of Form 10-K are available at no charge to stockholders upon written request to:

Larry J. Goddard
P.A.M. Transportation Services, Inc.
297 West Henri DeTonti Boulevard
Tontitown, Arkansas 72770

Corporate Headquarters

297 West Henri DeTonti Boulevard
Tontitown, Arkansas 72770
(479) 361-9111

Annual Meeting of Stockholders

The Annual Meeting of Stockholders will be held at 9:00 am, local time, Thursday, May 29, 2003, at the Westin La Cantera Resort,
16641 La Cantera Parkway,
San Antonio, Texas 78256

Transfer Agent and Registrar

Sun Trust Bank
P.O. Box 4625
Mail Code 0258
Atlanta, Georgia 30302

Auditors

Deloitte & Touche LLP
Little Rock, Arkansas

General Counsel

Dickinson Wright PLLC
Detroit, Michigan

Common Stock

The Company's common stock is traded on the Nasdaq National Market under the trading symbol PTSI.

P.A.M. Transportation Services, Inc.
297 West Henri DeTonti Boulevard
Tontitown, Arkansas 72770